1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TABLE OF CONTENTS

SIGNATURES
Taiwan Semiconductor Manufacturing
Company Limited
Financial Statements for the
Six Months Ended June 30, 2009 and 2008 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of June 30, 2009 and 2008, and the related statements of income, changes in shareholders’ equity and cash flows for the six months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited as of June 30, 2009 and 2008, and the results of its operations and its cash flows for the six months then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.
As discussed in Note 3 to the financial statements, effective January 1, 2009, Taiwan Semiconductor Manufacturing Company Limited adopted the newly revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories.” In addition, effective January 1, 2008, Taiwan Semiconductor Manufacturing Company Limited adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” issued by the Accounting Research and Development Foundation of the Republic of China and relevant requirements promulgated by the Financial Supervisory Commission of the Executive Yuan.

We have also audited, in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the six months ended June 30, 2009 and 2008, and expressed an unqualified opinion with an explanatory paragraph relating to the adoption of the newly revised Statement of Financial Accounting Standard, Accounting for Inventories, and the adoption of Interpretation 2007-052, respectively, on such consolidated financial statements.
July 27, 2009
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited
BALANCE SHEETS
JUNE 30, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Par Value)

	2009		2008
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$171,474,261	30	$146,745,700	25
Financial assets at fair value through profit or loss (Notes 2, 5 and 23)	38,883	—	22,996	—
Available-for-sale financial assets (Notes 2, 6 and 23)	—	—	6,880,784	1
Held-to-maturity financial assets (Notes 2, 7 and 23)	5,476,955	1	5,771,334	1
Receivables from related parties (Note 24)	18,716,737	3	24,139,822	4
Notes and accounts receivable	20,561,613	4	20,912,315	4
Allowance for doubtful receivables (Notes 2 and 8)	(398,419)	—	(687,619)	—
Allowance for sales returns and others (Notes 2 and 8)	(7,311,251)	(1)	(4,194,528)	(1)
Other receivables from related parties (Note 24)	794,151	—	1,644,824	—
Other financial assets (Note 25)	1,333,913	—	417,822	—
Inventories (Notes 2, 3 and 9)	17,153,932	3	20,816,966	4
Deferred income tax assets (Notes 2 and 17)	5,669,448	1	6,004,789	1
Prepaid expenses and other current assets	883,166	—	927,421	—

Total current assets	234,393,389	41	229,402,626	39

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 11 and 23)
Investments accounted for using equity method	106,116,192	19	106,640,304	18
Available-for-sale financial assets	1,035,686	—	—	—
Held-to-maturity financial assets	8,615,988	2	7,240,785	1
Financial assets carried at cost	501,060	—	747,521	—

Total long-term investments	116,268,926	21	114,628,610	19

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 24)
Cost
Buildings	114,927,509	20	103,267,057	17
Machinery and equipment	644,746,923	113	618,319,896	104
Office equipment	9,902,124	2	9,477,430	2

	769,576,556	135	731,064,383	123
Accumulated depreciation	(592,207,395)	(104)	(520,741,784)	(87)
Advance payments and construction in progress	25,712,586	5	26,550,147	4

Net property, plant and equipment	203,081,747	36	236,872,746	40

INTANGIBLE ASSETS
Goodwill (Note 2)	1,567,756	—	1,567,756	—
Deferred charges, net (Notes 2 and 13)	5,666,736	1	7,068,055	1

Total intangible assets	7,234,492	1	8,635,811	1

OTHER ASSETS
Deferred income tax assets (Notes 2 and 17)	5,030,761	1	4,724,630	1
Refundable deposits	2,699,751	—	2,722,875	—
Others (Note 2)	469,209	—	281,402	—

Total other assets	8,199,721	1	7,728,907	1

TOTAL	$569,178,275	100	$597,268,700	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 23)	$32,709	—	$115,320	—
Accounts payable	7,784,982	1	8,734,095	2
Payables to related parties (Note 24)	2,222,351	—	2,486,070	—
Income tax payable (Notes 2 and 17)	2,997,283	1	5,718,520	1
Cash dividends payable (Note 19)	76,876,312	14	76,881,311	13
Bonuses payable to employees and directors (Notes 2, 3 and 19)	11,599,659	2	12,753,706	2
Payables to contractors and equipment suppliers	15,549,894	3	8,614,287	1
Accrued expenses and other current liabilities (Note 15)	8,128,016	1	19,154,139	4
Current portion of bonds payable (Note 14)	—	—	8,000,000	1

Total current liabilities	125,191,206	22	142,457,448	24

LONG-TERM LIABILITIES
Bonds payable (Note 14)	4,500,000	1	4,500,000	1
Other long-term payables (Note 15)	590,724	—	1,005,988	—

Total long-term liabilities	5,090,724	1	5,505,988	1

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 16)	3,760,071	1	3,691,624	1
Guarantee deposits (Note 27)	1,212,250	—	1,704,666	—
Deferred credits (Notes 2 and 24)	162,529	—	668,408	—

Total other liabilities	5,134,850	1	6,064,698	1

Total liabilities	135,416,780	24	154,028,134	26

CAPITAL STOCK — NT$10 PAR VALUE (Notes 19 and 21)
Authorized: 28,050,000 thousand shares
Issued: 25,626,356 thousand shares in 2009
25,631,371 thousand shares in 2008	256,263,562	45	256,313,709	43
To be issued	2,699,971	—	5,221,238	1

	258,963,533	45	261,534,947	44

CAPITAL SURPLUS (Notes 2 and 19)	55,331,535	10	50,916,645	9

RETAINED EARNINGS (Note 19)
Appropriated as legal capital reserve	77,317,710	14	67,324,393	11
Appropriated as special capital reserve	—	—	391,857	—
Unappropriated earnings	41,347,655	7	84,236,793	14

	118,665,365	21	151,953,043	25

OTHERS (Notes 2, 21 and 23)
Cumulative translation adjustments	456,824	—	(6,787,320)	(1)
Unrealized gain on financial instruments	344,238	—	468,749	—
Treasury stock: 250,770 thousand shares	—	—	(14,845,498)	(3)

	801,062	—	(21,164,069)	(4)

Total shareholders’ equity	433,761,495	76	443,240,566	74

TOTAL	$569,178,275	100	$597,268,700	100

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated July 27, 2009)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2009		2008
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 24)	$114,227,264		$173,877,093

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	4,671,054		3,052,847

NET SALES	109,556,210	100	170,824,246	100

COST OF SALES (Notes 3, 9, 18 and 24)	67,820,643	62	94,108,599	55

GROSS PROFIT	41,735,567	38	76,715,647	45

UNREALIZED GROSS PROFIT FROM AFFILIATES (Note 2)	79,066	—	130,977	—

REALIZED GROSS PROFIT	41,656,501	38	76,584,670	45

OPERATING EXPENSES (Notes 18 and 24)
Research and development	7,934,763	7	9,874,836	6
General and administrative	3,975,992	4	5,171,447	3
Marketing	822,469	1	1,261,930	1

Total operating expenses	12,733,224	12	16,308,213	10

INCOME FROM OPERATIONS	28,923,277	26	60,276,457	35

NON-OPERATING INCOME AND GAINS
Interest income (Note 2)	740,068	1	1,441,583	1
Settlement income (Note 27)	494,070	1	456,195	—
Technical service income (Notes 24 and 27)	149,052	—	364,485	—
Gain on settlement and disposal of financial assets, net (Notes 2 and 23)	53,461	—	391,888	—
Valuation gain on financial instruments, net (Notes 2, 5 and 23)	—	—	1,737,652	1
Equity in earnings of equity method investees, net (Notes 2 and 10)	—	—	946,787	1
Others (Notes 2 and 24)	219,593	—	467,689	—

Total non-operating income and gains	1,656,244	2	5,806,279	3

(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2009		2008
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Equity in losses of equity method investees, net (Notes 2 and 10)	$3,276,491	3	$—	—
Interest expense	74,526	—	177,500	—
Valuation loss on financial instruments, net (Notes 2, 5 and 23)	42,347	—	—	—
Foreign exchange loss, net (Note 2)	32,612	—	1,790,609	1
Provision for litigation loss	—	—	459,078	—
Others (Note 2)	63,174	—	47,052	—

Total non-operating expenses and losses	3,489,150	3	2,474,239	1

INCOME BEFORE INCOME TAX	27,090,371	25	63,608,497	37

INCOME TAX EXPENSE (Notes 2 and 17)	1,089,852	1	6,694,609	4

NET INCOME	$26,000,519	24	$56,913,888	33

	2009		2008
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
EARNINGS PER SHARE (NT$, Note 22)
Basic earnings per share	$1.05	$1.01	$2.42	$2.17

Diluted earnings per share	$1.04	$1.00	$2.42	$2.16

Certain pro forma information (after income tax) is shown as follows, based on the assumption that the Company’s stock held by subsidiaries is treated as available-for-sale financial assets instead of treasury stock for the six months ended June 30, 2008 (Notes 2 and 21):

2008

NET INCOME	$57,016,167

EARNINGS PER SHARE (NT$)
Basic earnings per share	$2.17

Diluted earnings per share	$2.16

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated July 27, 2009)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

										Others
						Retained Earnings					Unrealized
	Capital Stock - Common Stock		To Be Issued			Legal	Special			Cumulative	Gain (Loss)		Total
	Shares (in		Shares (in		Capital	Capital	Capital	Unappropriated		Translation	On financial	Treasury	Shareholders’
	Thousands)	Amount	Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Stock	Equity

BALANCE, JANUARY 1, 2009	25,625,437	$256,254,373	—	$—	$49,875,255	$67,324,393	$391,857	$102,337,417	$170,053,667	$481,158	$(287,342)	$—	$476,377,111

Appropriations of prior year’s earnings (Note)
Legal capital reserve	—	—	—	—	—	9,993,317	—	(9,993,317)	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	—	—	(391,857)	391,857	—	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	—	—	(76,876,312)	(76,876,312)	—	—	—	(76,876,312)
Stock dividends to shareholders — NT$0.02 per share	—	—	51,251	512,509	—	—	—	(512,509)	(512,509)	—	—	—	—
Bonus to employees — in stock	—	—	141,870	1,418,699	6,076,289	—	—	—	—	—	—	—	7,494,988
Capital surplus transferred to capital stock	—	—	76,876	768,763	(768,763)	—	—	—	—	—	—	—	—
Net income for the six months ended June 30, 2009	—	—	—	—	—	—	—	26,000,519	26,000,519	—	—	—	26,000,519
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	—	—	129,081	—	—	—	—	—	—	—	129,081
Translation adjustments	—	—	—	—	—	—	—	—	—	(24,334)	—	—	(24,334)
Issuance of stock from exercising stock options	919	9,189	—	—	19,673	—	—	—	—	—	—	—	28,862
Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	—	—	3,028	—	3,028
Net change in unrealized gain (loss) on financial instruments from equity method investees	—	—	—	—	—	—	—	—	—	—	628,552	—	628,552

BALANCE, JUNE 30, 2009	25,626,356	$256,263,562	269,997	$2,699,971	$55,331,535	$77,317,710	$—	$41,347,655	$118,665,365	$456,824	$344,238	$—	$433,761,495

BALANCE, JANUARY 1, 2008	26,427,104	$264,271,037	—	$—	$53,732,682	$56,406,684	$629,550	$161,828,337	$218,864,571	$(1,072,853)	$680,997	$(49,385,032)	$487,091,402

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	—	—	10,917,709	—	(10,917,709)	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	—	—	(237,693)	237,693	—	—	—	—	—
Bonus to employees — in cash	—	—	—	—	—	—	—	(3,939,883)	(3,939,883)	—	—	—	(3,939,883)
Bonus to employees — in stock	—	—	393,988	3,939,883	—	—	—	(3,939,883)	(3,939,883)	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	—	—	(76,881,311)	(76,881,311)	—	—	—	(76,881,311)
Stock dividends to shareholders — NT$0.02 per share	—	—	51,254	512,542	—	—	—	(512,542)	(512,542)	—	—	—	—
Bonus to directors	—	—	—	—	—	—	—	(176,890)	(176,890)	—	—	—	(176,890)
Capital surplus transferred to capital stock	—	—	76,881	768,813	(768,813)	—	—	—	—	—	—	—	—
Net income for the six months ended June 30, 2008	—	—	—	—	—	—	—	56,913,888	56,913,888	—	—	—	56,913,888
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	—	—	(186,344)	—	—	—	—	—	—	—	(186,344)
Translation adjustments	—	—	—	—	—	—	—	—	—	(5,714,467)	—	—	(5,714,467)
Issuance of stock from exercising stock options	4,267	42,672	—	—	128,891	—	—	—	—	—	—	—	171,563
Cash dividends received by subsidiaries from the Company	—	—	—	—	102,279	—	—	—	—	—	—	—	102,279
Valuation loss on available-for-sale financial assets	—	—	—	—	—	—	—	—	—	—	(264,247)	—	(264,247)
Net change in unrealized gain (loss) on financial instruments from equity method investees	—	—	—	—	—	—	—	—	—	—	51,999	—	51,999
Treasury stock retired	(800,000)	(8,000,000)	—	—	(2,092,050)	—	—	(38,374,907)	(38,374,907)	—	—	48,466,957	—
Treasury stock repurchased by the company	—	—	—	—	—	—	—	—	—	—	—	(13,927,423)	(13,927,423)

BALANCE, JUNE 30, 2008	25,631,371	$256,313,709	522,123	$5,221,238	$50,916,645	$67,324,393	$391,857	$84,236,793	$151,953,043	$(6,787,320)	$468,749	$(14,845,498)	$443,240,566

Note:	Bonus to employees and directors in the amount of NT$14,989,976 thousand and NT$158,080 thousand, respectively, had been charged against earnings of 2008.
The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated July 27, 2009)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(In Thousands of New Taiwan Dollars)

	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$26,000,519	$56,913,888
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	37,142,624	36,227,938
Unrealized gross profit from affiliates	79,066	130,977
Amortization of premium/ discount of financial assets	(15,843)	(51,144)
Gain on disposal of available-for-sale financial assets, net	(37,370)	(391,218)
Gain on held-to-maturity financial assets redeemed by the issuer	(16,091)	—
Gain on disposal of financial assets carried at cost, net	—	(670)
Equity in losses (earnings) of equity method investees, net	3,276,491	(946,787)
Dividends received from equity method investees	988,201	589,071
Gain on disposal of property, plant and equipment and other assets, net	(55,936)	(153,449)
Deferred income tax	(551,537)	1,780,514
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	(47,332)	(113,239)
Receivables from related parties	(6,988,533)	2,561,826
Notes and accounts receivable	(9,120,437)	(3,000,987)
Allowance for doubtful receivables	(38,327)	(1,353)
Allowance for sales returns and others	1,442,669	337,843
Other receivables from related parties	168,432	222,924
Other financial assets	(603,233)	(86,124)
Inventories	(4,345,996)	170,176
Prepaid expenses and other current assets	309,309	(65,956)
Increase (decrease) in:
Accounts payable	3,470,717	(751,723)
Payables to related parties	1,020,001	(513,560)
Income tax payable	(6,225,528)	(5,259,443)
Bonuses payable to employees and directors	3,946,590	8,636,933
Accrued expenses and other current liabilities	154,947	302,852
Accrued pension cost	50,062	33,945
Deferred credits	(115,831)	(47,873)

Net cash provided by operating activities	49,887,634	96,525,361

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	(12,638,153)	(36,086,150)
Available-for-sale financial assets	—	(4,300,000)
Held-to-maturity financial assets	(662,685)	(549,455)
Investments accounted for using equity method	(210,999)	(301,607)
Financial assets carried at cost	(483)	(1,142)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	1,037,370	21,235,748
Held-to-maturity financial assets	4,245,000	7,788,000
Financial assets carried at cost	—	2,451
Property, plant and equipment and other assets	383	1,764,920
(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(In Thousands of New Taiwan Dollars)

	2009	2008

Proceeds from return of capital by investees	$20,201	$114,255
Increase in deferred charges	(194,313)	(1,854,102)
Decrease in refundable deposits	19,986	18,663

Net cash used in investing activities	(8,383,693)	(12,168,419)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of bonds payable	(8,000,000)	—
Decrease in guarantee deposits	(266,902)	(536,011)
Proceeds from exercise of employee stock options	28,862	171,563
Repurchase of treasury stock	—	(9,668,896)

Net cash used in financing activities	(8,238,040)	(10,033,344)

NET INCREASE IN CASH AND CASH EQUIVALENTS	33,265,901	74,323,598

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	138,208,360	72,422,102

CASH AND CASH EQUIVALENTS, END OF PERIOD	$171,474,261	$146,745,700

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$351,803	$355,000

Income tax paid	$7,694,716	$10,105,861

INVESTING AND FINANCING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$20,613,156	$39,310,697
Increase in payables to contractors and equipment suppliers	(7,975,003)	(3,224,547)

Cash paid	$12,638,153	$36,086,150

Disposal of property, plant and equipment and other assets	$58,833	$1,901,048
Increase in other payables to related parties	(58,450)	(136,128)

Cash received	$383	$1,764,920

Repurchase of treasury stock	$—	$13,927,423
Increase in accrued expenses and other current liabilities	—	(4,258,527)

Cash paid	$—	$9,668,896

NON-CASH FINANCING ACTIVITIES
Bonus to employees transferred to capital stock	$7,494,988	$—

Current portion of bonds payable	$—	$8,000,000

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$935,825	$2,012,071

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated July 27, 2009)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
NOTES TO FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL
Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. The Company is a dedicated foundry in the semiconductor industry which engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

As of June 30, 2009 and 2008, the Company had 19,759 and 20,835 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds and repurchase agreements collateralized by short-term notes acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value of open-end mutual funds is determined using the net assets value at the end of the period. For debt securities, fair value is determined using the average of bid and asked prices at the end of the period.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method except for structured time deposits which are carried at acquisition cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of notes and accounts receivable. The Company determines the amount of the allowance for doubtful receivables by examining the aging analysis of outstanding notes and accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectibility is reasonably assured. Provisions for estimated sales returns and others are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date. Prior to January 1, 2009, inventories were stated at the lower of cost or market value. Any write-down was made on a total-inventory basis. Market value represented replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. As stated in note 3, effective January 1, 2009, inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees over each of which the Company has control are deferred in proportion to the Company’s weighted-average ownership percentage in the investee which records gains or losses. In transactions between equity method investees over either or both of which the Company has no control, gains or losses on sales are deferred in proportion to the multiplication of the Company’s weighted-average ownership percentages in the investees. Such gains or losses are recorded until they are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings — 10 to 20 years; machinery and equipment — 5 years; and office equipment — 3 to 5 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 3 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.

Bonuses to Employees and Directors

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” which requires companies to record bonuses paid to employees and directors as an expense rather than as an appropriation of earnings.

Treasury Stock

Treasury stock is stated at cost and shown as a deduction in shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock transactions and to retained earnings for any remaining amount.

The Company’s stock held by its subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from the Company are recorded under capital surplus — treasury stock transactions.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

3.	ACCOUNTING CHANGES
Effective January 1, 2009, the Company adopted the newly revised SFAS No. 10, “Accounting for Inventories.” The main revisions are (1) inventories are stated at the lower of cost or net realizable value, and inventories are written down to net realizable value item-by-item except when the grouping of similar or related items is appropriate; (2) unallocated overheads are recognized as expenses in the period in which they are incurred; and (3) abnormal cost, write-downs of inventories and any reversal of write-downs are recorded as cost of sales for the period. Such changes in accounting principle did not have significant effect on the Company’s financial statements for the six months ended June 30, 2009.

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” issued in March 2007 by the ARDF, which requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than as an appropriation of earnings. The adoption of this interpretation resulted in a decrease in net income and earnings per share (after income tax and retroactively adjusted for the issuance of stock dividend) of NT$7,194,657 thousand and NT$0.27, respectively, for the six months ended June 30, 2008.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 39, “Accounting for Share-based Payment,” which requires companies to record share-based payment transactions in the financial statements at fair value. Such a change in accounting principle did not have any effect on the Company’s financial statements as of and for the six months ended June 30, 2008.

4.	CASH AND CASH EQUIVALENTS

	June 30
	2009	2008

Cash and deposits in banks	$164,060,131	$130,545,705
Repurchase agreements collaterized by government bonds	7,414,130	12,229,689
Repurchase agreements collaterized by short-term notes	—	3,970,306

	$171,474,261	$146,745,700

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30
	2009	2008
Trading financial assets

Cross currency swap contracts	$38,883	$22,996

Trading financial liabilities

Forward exchange contracts	$6,284	$112,709
Cross currency swap contracts	26,425	2,611

	$32,709	$115,320

The Company entered into derivative contracts during the six months ended June 30, 2009 and 2008 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(in Thousands)
June 30, 2009

Sell EUR/Buy US$	July 2009	EUR12,200/US$17,019

June 30, 2008

Sell EUR/Buy US$	July 2008	EUR11,500/US$17,826
Sell EUR/Buy NT$	July 2008	EUR20,000/NT$858,620
Sell US$/Buy NT$	July 2008	US$30,000/NT$909,600
Outstanding cross currency swap contracts consisted of the following:

		Range of	Range of
	Contract Amount	Interest Rates	Interest Rates
Maturity Date	(in Thousands)	Paid	Received

June 30, 2009

July 2009	US$767,000/NT$25,197,800	0.46%-9.26%	0.00%-0.76%

June 30, 2008

July 2008	US$971,000/NT$29,509,297	2.49%-4.68%	0.43%-2.42%
For the six months ended June 30, 2009 and 2008, valuation on financial instruments arising from derivative financial instruments was a net loss of NT$42,347 thousand and a net gain of NT$1,737,652 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30
	2009	2008

Corporate bonds	$1,035,686	$3,177,927
Open-end mutual funds	—	3,702,857

	1,035,686	6,880,784
Current portion	—	(6,880,784)

	$1,035,686	$—

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	June 30
	2009	2008

Corporate bonds	$13,209,510	$9,516,207
Government bonds	883,433	2,995,912
Structured time deposits	—	500,000

	14,092,943	13,012,119
Current portion	(5,476,955)	(5,771,334)

	$8,615,988	$7,240,785

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
June 30, 2008

Step-up callable domestic deposits	$500,000	$2,031	1.83%	October 2008

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS
Movements of the allowance for doubtful receivables were as follows:

	Six Months Ended
	June 30
	2009	2008

Balance, beginning of period	$436,746	$688,972
Provision	205,480	—
Write-off	(243,807)	(1,353)

Balance, end of period	$398,419	$687,619

Movements of the allowance for sales returns and others were as follows:

	Six Months Ended
	June 30
	2009	2008

Balance, beginning of period	$5,868,582	$3,856,685
Provision	4,671,054	3,052,847
Write-off	(3,228,385)	(2,715,004)

Balance, end of period	$7,311,251	$4,194,528

9.	INVENTORIES

	June 30
	2009	2008

Finished goods	$1,762,370	$3,095,657
Work in process	13,832,628	16,395,692
Raw materials	872,203	764,863
Supplies and spare parts	686,731	560,754

	$17,153,932	$20,816,966

Write-down of inventories to net realizable value in the amount of NT$691,760 thousand and NT$329,560 thousand, respectively, were included in the cost of sales for sales for the six months ended June 30, 2009 and 2008.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2009		2008
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

TSMC Global Ltd. (TSMC Global)	$46,275,534	100	$41,946,173	100
TSMC Partners, Ltd. (TSMC Partners)	32,889,200	100	3,534,832	100
Vanguard International Semiconductor Corporation (VIS)	9,209,323	37	9,926,933	36
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	5,744,178	39	8,641,503	39
TSMC China Company Limited (TSMC China)	4,286,079	100	7,574,803	100
TSMC North America	2,593,228	100	2,246,123	100
VentureTech Alliance Fund III, L.P. (VTAF III)	1,418,421	98	1,106,412	98
XinTec Inc. (XinTec)	1,349,779	42	1,396,316	43
Global UniChip Corporation (GUC)	920,198	36	798,498	37
VentureTech Alliance Fund II, L.P. (VTAF II)	807,446	98	963,211	98
Emerging Alliance Fund, L.P. (Emerging Alliance)	332,124	99	388,216	99
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC Europe)	141,821	100	107,796	100
(Continued)

	June 30
	2009		2008
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
TSMC Japan Limited (TSMC Japan)	$132,285	100	$104,842	100
TSMC Korea Limited (TSMC Korea)	16,576	100	15,286	100
TSMC International Investment Ltd. (TSMC International)	—	—	27,447,357	100
Chi Cherng Investment Co., Ltd. (Chi Cherng)	—	—	221,911	36
Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	—	—	220,092	36

	$106,116,192		$106,640,304

(Concluded)
TSMC Partners and TSMC International were both 100% owned subsidiaries of the Company. To simplify the organization structure of investment, TSMC Partners merged TSMC International in June 2009.

Chi Cherng and Hsin Ruey, both 100% owned subsidiaries of the Company, were engaged in investing activities. To simplify the organization structure of investment, the Company merged Chi Cherng and Hsin Ruey in the third quarter of 2008.

For the six months ended June 30, 2009 and 2008, equity in earnings/losses of equity method investees was a net loss of NT$3,276,491 thousand and a net gain of NT$946,787 thousand, respectively. Related equity in earnings/losses of equity method investees were determined based on the audited financial statements, except those of Emerging Alliance, TSMC Japan, TSMC Europe and TSMC Korea for the six months ended June 30, 2009. The Company believes that, had Emerging Alliance, TSMC Japan, TSMC Europe and TSMC Korea’s financial statements been audited, any adjustments arising would have had no material effect on the Company’s financial statements.

As of June 30, 2009 and 2008, fair value of publicly traded stocks in investments accounted for using equity method (VIS and GUC) was NT$15,082,092 thousand and NT$23,162,413 thousand, respectively.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Six Months Ended
	June 30
	2009	2008

Balance, beginning of period	$2,053,253	$2,677,388
Amortization	(312,068)	(312,068)

Balance, end of period	$1,741,185	$2,365,320

As of June 30, 2009 and 2008, balance of the aforementioned difference allocated to goodwill was NT$1,061,885 thousand and NT$987,349 thousand, respectively. There are no any additions or impairment for the six months ended June 30, 2009 and 2008.

11.	FINANCIAL ASSETS CARRIED AT COST

	June 30
	2009	2008

Non-publicly traded stocks	$338,584	$364,913
Mutual funds	162,476	382,608

	$501,060	$747,521

12.	PROPERTY, PLANT AND EQUIPMENT

	Six Months Ended June 30, 2009
	Balance,
	Beginning of				Balance,
	Period	Additions	Disposals	Reclassification	End of Period
Cost
Buildings	$114,014,588	$913,730	$(809)	$—	$114,927,509
Machinery and equipment	635,008,261	11,454,368	(1,718,271)	2,565	644,746,923
Office equipment	9,748,869	290,510	(137,255)	—	9,902,124

	758,771,718	$12,658,608	$(1,856,335)	$2,565	769,576,556

Accumulated depreciation
Buildings	65,351,514	$4,051,294	$(809)	$—	69,401,999
Machinery and equipment	484,046,160	31,694,103	(1,115,264)	2,565	514,627,564
Office equipment	7,849,580	465,322	(137,070)	—	8,177,832

	557,247,254	$36,210,719	$(1,253,143)	$2,565	592,207,395

Advance payments and construction in progress	17,758,038	$7,954,548	$—	$—	25,712,586

	$219,282,502				$203,081,747

	Six Months Ended June 30, 2008
	Balance,
	Beginning of				Balance,
	Period	Additions	Disposals	Reclassification	End of Period
Cost
Buildings	$101,907,892	$1,361,363	$(1,887)	$(311)	$103,267,057
Machinery and equipment	589,131,625	32,074,642	(2,665,119)	(221,252)	618,319,896
Office equipment	9,167,107	407,498	(97,232)	57	9,477,430

	700,206,624	$33,843,503	$(2,764,238)	$(221,506)	731,064,383

Accumulated depreciation
Buildings	57,349,828	$3,848,827	$(1,887)	$(4)	61,196,764
Machinery and equipment	422,278,071	30,674,584	(667,487)	(206,424)	452,078,744
Office equipment	7,097,120	466,362	(97,232)	26	7,466,276

	486,725,019	$34,989,773	$(766,606)	$(206,402)	520,741,784

Advance payments and construction in progress	21,082,953	$5,467,194	$—	$—	26,550,147

	$234,564,558				$236,872,746

No interest was capitalized during the six months ended June 30, 2009 and 2008.

13.	DEFERRED CHARGES, NET

	Six Months Ended June 30, 2009
	Balance,
	Beginning of					Balance,
	Period	Additions	Amortization	Disposals	Reclassification	End of Period

Technology license fees	$3,786,251	$—	$(423,468)	$—	$—	$3,362,783
Software and system design costs	1,559,857	194,313	(370,739)	—	—	1,383,431
Patent and others	1,055,353	—	(134,831)	—	—	920,522

	$6,401,461	$194,313	$(929,038)	$—	$—	$5,666,736

	Six Months Ended June 30, 2008
	Balance,
	Beginning of					Balance,
	Period	Additions	Amortization	Disposals	Reclassification	End of Period

Technology license fees	$5,349,937	$—	$(781,844)	$—	$—	$4,568,093
Software and system design costs	1,309,272	666,273	(347,384)	(14,279)	59	1,613,941
Patent and others	513,204	454,125	(81,308)	—	—	886,021

	$7,172,413	$1,120,398	$(1,210,536)	$(14,279)	$59	$7,068,055

14.	BONDS PAYABLE

	June 30
	2009	2008
Domestic unsecured bonds:
Issued in January 2002 and repayable in January 2009 and 2012 in two installments, 2.75% and 3.00% interest payable annually, respectively	$4,500,000	$12,500,000
Current portion	—	(8,000,000)

	$4,500,000	$4,500,000

15.	OTHER LONG-TERM PAYABLES
Most of the Company’s long-term payables resulted from license agreements for certain semiconductor-related patents. As of June 30, 2009, future payments for other long-term payables were as follows:

Year of Payment	Amount

2009 (3rd and 4th quarter)	$596,487
2010	503,428
2011	426,634

1,526,549
Current portion (classified under accrued expenses and other current liabilities)	(935,825)

$590,724

16.	PENSION PLANS
The pension mechanism under the Labor Pension Act is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts, and recognized pension costs of NT$284,118 thousand and NT$326,409 thousand for the six months ended June 30, 2009 and 2008, respectively.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. The Company recognized pension costs of NT$144,341 thousand and NT$134,494 thousand for the six months ended June 30, 2009 and 2008, respectively.

Movements of the Fund and accrued pension cost under the defined benefit plan were summarized as follows:

	Six Months Ended June 30
	2009	2008

The Fund
Balance, beginning of period	$2,389,519	$2,145,010
Contributions	98,290	109,289
Interest	52,445	71,236
Payments	(37,801)	(13,726)

Balance, end of period	$2,502,453	$2,311,809

Accrued pension cost
Balance, beginning of period	$3,710,009	$3,657,679
Accruals	50,062	33,945

Balance, end of period	$3,760,071	$3,691,624

17.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rate and income tax currently payable was as follows:

	Six Months Ended June 30
	2009	2008

Income tax expense based on “income before income tax” at statutory rate (25%)	$6,772,583	$15,902,124
Tax effect of the following:
Tax-exempt income	(3,229,360)	(5,071,328)
Temporary and permanent differences	2,063,571	310,461
Others	69,174	41,235
Investment tax credits used	(2,837,984)	(5,591,246)

Income tax currently payable	$2,837,984	$5,591,246

b.	Income tax expense consisted of the following:

	Six Months Ended June 30
	2009	2008
Income tax currently payable	$2,837,984	$5,591,246
Income tax adjustments on prior years	(1,155,113)	(707,255)
Other income tax adjustments	(41,482)	30,104
Net change in deferred income tax assets
Investment tax credits	(2,296,767)	1,318,658
Temporary differences	308,450	25,929
Valuation allowance	1,436,780	435,927

Income tax expense	$1,089,852	$6,694,609

c.	Net deferred income tax assets consisted of the following:

	June 30
	2009	2008
Current deferred income tax assets
Investment tax credits	$4,956,104	$6,004,789
Temporary differences	713,344	—

	$5,669,448	$6,004,789

Noncurrent deferred income tax assets
Investment tax credits	$10,952,881	$7,513,308
Temporary differences	1,914,306	1,117,382
Valuation allowance	(7,836,426)	(3,906,060)

	$5,030,761	$4,724,630

The amendment of Article 5 of the Income Tax Law which was public in May, 2009 announced that the income tax rate of profit-seeking enterprises reduces from 25% to 20% since 2010. The Company recalculated its deferred tax assets and liabilities in accordance with the amended Article and adjusted the resulting difference as an income tax benefit and expense.

d.	Integrated income tax information:

The balance of the imputation credit account as of June 30, 2009 and 2008 was NT$8,102,454 thousand and NT$12,141,222 thousand, respectively.

The estimated and actual creditable ratios for distribution of earnings of 2008 and 2007 was 9.06% and 9.83%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of June 30, 2009, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$500,000	$500,000	2009
		1,053,410	—	2010
		4,592,615	4,592,615	2011
		3,076,348	3,076,348	2012
		47,066	47,066	2013

		$9,269,439	$8,216,029

Statute for Upgrading Industries	Research and development expenditures	$2,663,784	$879,210	2010
		2,687,841	2,687,841	2011
		2,688,201	2,688,201	2012
		1,184,049	1,184,049	2013

		$9,223,875	$7,439,301

Statute for Upgrading Industries	Personnel training expenditures	$23,146	$23,146	2010
		36,568	36,568	2011
		27,036	27,036	2012

		$86,750	$86,750

Statute for Upgrading Industries	Investments in important technology-based enterprises	$87,101	$87,101	2009
		79,804	79,804	2010

		$166,905	$166,905

g.	The profits generated from the following projects are exempt from income tax for a five-year period:

Tax-exemption Period

Construction of Fab 14 — Module A	2006 to 2010
Construction of Fab 12 — Module B and expansion of Fab 14 — Module A	2007 to 2011
Construction of Fab 14 — Module B and expansion of Fab 12 and others	2008 to 2012
h.	The tax authorities have examined income tax returns of the Company through 2006. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

18.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Six Months Ended June 30, 2009
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total

Labor cost
Salary and bonus	$6,099,123	$4,445,518	$10,544,641
Labor and health insurance	290,166	172,465	462,631
Pension	268,466	159,993	428,459
Meal	193,992	80,986	274,978
Welfare	62,101	37,965	100,066
Others	37,969	8,800	46,769

	$6,951,817	$4,905,727	$11,857,544

Depreciation	$34,426,607	$1,775,979	$36,202,586

Amortization	$608,828	$320,210	$929,038

	Six Months Ended June 30, 2008
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total

Labor cost
Salary and bonus	$9,092,200	$6,656,160	$15,748,360
Labor and health insurance	335,749	189,700	525,449
Pension	294,502	166,401	460,903
Meal	219,219	88,295	307,514
Welfare	92,539	54,046	146,585
Others	89,637	3,876	93,513

	$10,123,846	$7,158,478	$17,282,324

Depreciation	$32,997,017	$1,984,163	$34,981,180

Amortization	$894,932	$315,604	$1,210,536

19.	SHAREHOLDERS’ EQUITY
As of June 30, 2009, 1,092,053 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,460,265 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital. In addition, the capital surplus from long-term investments may not be used for any purpose.

Capital surplus consisted of the following:

	June 30
	2009	2008

Additional paid-in capital	$23,289,667	$18,295,464
From merger	22,805,390	23,276,911
From convertible bonds	8,893,190	9,077,065
From long-term investments	343,233	164,871
Donations	55	55
From treasury stock transactions	—	102,279

	$55,331,535	$50,916,645

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and bonus to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

The Company has recorded bonuses to employees and directors with an estimate based on historical experience with a charge to earnings of approximately 15% of net income. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If stock bonuses are resolved to be distributed to employees, the number of shares is determined by dividing the amount of bonuses by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

The Company no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2008 and 2007 had been approved in the shareholders’ meeting held on June 10, 2009 and June 13, 2008, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2008	Year 2007	Year 2008	Year 2007

Legal capital reserve	$9,993,317	$10,917,709
Special capital reserve	(391,857)	(237,693)
Bonus to employees — in cash	—	3,939,883
Bonus to employees — in stock	—	3,939,883
Cash dividends to shareholders	76,876,312	76,881,311	$3.00	$3.00
Stock dividends to shareholders	512,509	512,542	0.02	0.02
Bonus to directors	—	176,890

	$86,990,281	$96,130,525

Bonus to employees that to be paid in cash and in stock as well as bonus to directors in the amounts of NT$7,494,988 thousand, NT$7,494,988 thousand and NT$158,080 thousand for 2008, respectively, had been approved in the shareholders’ meeting held on June 10, 2009. The employee stock bonus of 141,870 thousand shares were determined by the closing price of the Company’s common share (after considering the effect of dividends) of the day immediately preceding the shareholders’ meeting, which is NT$52.83. The resolved amounts of the bonus to employees and to directors were consistent with the resolutions of meeting of the Board of Directors held on February 10, 2009 and same amount had been charged against earnings of 2008.

The shareholders’ meeting held on June 10, 2009 also resolved to distribute stock dividends out of capital surplus, and stock dividends to shareholders as well as bonus to employee to be paid in stock in the amount of NT$768,763 thousand, NT$512,509 thousand and NT$7,494,988 thousand, respectively. The aforementioned capital increase had been approved by SFB and has taken effect on July 21, 2009.

The information about the appropriations of bonuses to employees and directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

20.	STOCK-BASED COMPENSATION PLANS
The Company’s Employee Stock Option Plans under the 2004 Plan, 2003 Plan and 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equals to the closing price of the Company’s common shares listed on the TSE on the grant date.

Options of the aforementioned plans that had never been granted or had been granted but subsequently cancelled had expired as of June 30, 2009.

Information about outstanding options for the six months ended June 30, 2009 and 2008 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Six months ended June 30, 2009

Balance, beginning of period	36,234	$35.3
Options exercised	(919)	31.4
Options canceled	(243)	46.4

Balance, end of period	35,072	35.3

Six months ended June 30, 2008

Balance, beginning of period	41,875	$37.4
Options exercised	(4,267)	40.2
Options canceled	(260)	46.8

Balance, end of period	37,348	37.0

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings in accordance with the plans.

As of June 30, 2009, information about outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
	Number of	Remaining	Exercise	Number of	Exercise
Range of Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)

$24.2-$33.9	24,903	3.66	$31.0	24,903	$31.0
38.2 - 50.4	10,169	5.39	45.8	10,160	45.8

	35,072		35.3	35,063	35.3

No compensation cost was recognized under the intrinsic value method for the six months ended June 30, 2009 and 2008. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of the Company for the six months ended June 30, 2009 and 2008 would have been as follows:

	Six Months Ended June 30
	2009	2008
Assumptions:
Expected dividend yield	1.00%-3.44%	1.00%-3.44%
Expected volatility	43.77%-46.15%	43.77%-46.15%
Risk free interest rate	3.07%-3.85%	3.07%-3.85%
Expected life	5 years	5 years

Net income:
Net income as reported	$26,000,519	$56,913,888
Pro forma net income	25,823,759	56,802,663

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$1.01	$2.17
Pro forma basic EPS	1.00	2.16
Diluted EPS as reported	1.00	2.16
Pro forma diluted EPS	1.00	2.16

21.	TREASURY STOCK

			(Shares in Thousands)

	Beginning			Ending
	Shares	Addition	Retirement	Shares
Six months ended June 30, 2008

Parent company stock held by subsidiaries	34,096	—	—	34,096
Repurchase under share buyback plan	800,000	216,674	800,000	216,674

	834,096	216,674	800,000	250,770

As of June 30, 2008, the book value of the treasury stock was NT$14,845,498 thousand and the market value was NT$16,300,044 thousand. The Company’s common shares held by subsidiaries were treated as treasury stock and the holders are entitled to the rights of shareholders, with the exception of voting rights.

The Company held a meeting of the Board of Directors on November 13, 2007 and approved a share buyback plan to repurchase the Company’s common shares up to 800,000 thousand shares listed on the TSE during the period from November 14, 2007 to January 13, 2008 for the buyback price in the range from NT$43.2 to NT$94.2. The Company had repurchased 800,000 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired on February 2008.

The Company held a meeting of the Board of Directors on May 13, 2008 and approved a share buyback plan to repurchase the Company’s common shares up to 500,000 thousand shares listed on the TSE during the period from May 14, 2008 to July 13, 2008 for the buyback price in the range from NT$48.25 to NT$100.50. The Company had repurchased 216,674 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired in August 2008.

As discussed in Note 10, the Company merged Chi Cherng and Hsin Ruey in the third quarter of 2008. The Company’s common shares held by Chi Cherng and Hsin Ruey in the number of 34,267 thousand shares were retired in August 2008.

22.	EARNINGS PER SHARE
EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Six months ended June 30, 2009

Basic EPS
Earnings available to common shareholders	$27,090,371	$26,000,519	25,770,637	$1.05	$1.01

Effect of dilutive potential common shares
Bonus to employees	—	—	163,412
Stock options	—	—	10,118

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$27,090,371	$26,000,519	25,944,167	$1.04	$1.00

Six months ended June 30, 2008

Basic EPS
Earnings available to common shareholders	$63,608,497	$56,913,888	26,245,748	$2.42	$2.17

Effect of dilutive potential common shares
Bonus to employees	—	—	69,348
Stock options	—	—	17,401

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$63,608,497	$56,913,888	26,332,497	$2.42	$2.16

As discussed in Note 3, effective January 1, 2008, the Company adopted Interpretation 2007-052 that requires companies to record bonuses paid to employees as an expense rather than as an appropriation of earnings. If the Company may settle the obligation by cash, by issuing share, or in combination of both cash and shares, potential shares from bonus to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of bonus to employees by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of employee bonus are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been retroactively adjusted for the issuance of stock dividends and employee stock bonuses. This adjustment caused each of the basic and diluted after income tax EPS for the six months ended June 30, 2008 to decrease from NT$2.22 to NT$2.17 and NT$2.22 to NT$2.16, respectively.

23.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	June 30
	2009		2008
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$38,883	$38,883	$22,996	$22,996
Available-for-sale financial assets	1,035,686	1,035,686	6,880,784	6,880,784
Held-to-maturity financial assets	14,092,943	14,181,730	13,012,119	13,004,523

Liabilities

Financial liabilities at fair value through profit or loss	32,709	32,709	115,320	115,320
Bonds payable (including current portion)	4,500,000	4,592,795	12,500,000	12,642,479
Other long-term payable (including current portion)	1,526,549	1,526,549	3,018,059	3,018,059
b.	Methods and assumptions used in the estimation of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives and structured time deposits, fair values of financial assets at fair value through profit or loss, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	For those derivatives and structured time deposits with no quoted market prices, their fair values are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.
c.	The changes in fair value of derivatives contracts which were outstanding as of June 30, 2009 and 2008 estimated using valuation techniques were recognized gains of NT$6,174 thousand and losses of NT$92,324 thousand, respectively.

d.	As of June 30, 2009 and 2008, financial assets exposed to fair value interest rate risk were NT$15,167,512 thousand and NT$19,915,899 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$4,532,709 thousand and NT$12,615,320 thousand, respectively.

e.	Movements of unrealized gains or losses on financial instruments for the six months ended June 30, 2009 and 2008 were as follows:

	Six Months Ended June 30, 2009
	From	From
	Available-	Available-for-
	for-sale	sale Financial
	Financial	Assets Held by
	Assets	Investees	Total

Balance, beginning of period	$32,658	$(320,000)	$(287,342)
Recognized directly in shareholders’ equity	40,398	628,552	668,950
Removed from shareholders’ equity and recognized in earnings	(37,370)	—	(37,370)

Balance, end of period	$35,686	$308,552	$344,238

	Six Months Ended June 30, 2008
	From	From
	Available-	Available-for-
	for-sale	sale Financial
	Financial	Assets Held by
	Assets	Investees	Total

Balance, beginning of period	$266,573	$414,424	$680,997
Recognized directly in shareholders’ equity	126,971	51,999	178,970
Removed from shareholders’ equity and recognized in earnings	(391,218)	—	(391,218)

Balance, end of period	$2,326	$466,423	$468,749

f.	Information about financial risks
1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates will result in changes in fair values of these debt securities. Subject to recent turmoil in the global financial market, the Company had evaluated its financial instruments and the Company believed the exposure to market risk as of June 30, 2009 was not significant.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. Subject to recent turmoil in the global financial market, the Company evaluated whether the financial instruments for any possible counter-party or third-parties are reputable financial institutions, business enterprises, and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk as of June 30, 2009 was not significant.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

24.	RELATED PARTY TRANSACTIONS
The Company engages in business transactions with the following related parties:
a.	Subsidiaries

TSMC North America TSMC China TSMC Europe TSMC Japan TSMC Korea

b.	Investees

GUC (with a controlling financial interest) XinTec (with a controlling financial interest) VIS (accounted for using equity method) SSMC (accounted for using equity method)

c.	Indirect subsidiaries

WaferTech, LLC (WaferTech) TSMC Technology, Inc. (TSMC Technology) TSMC Design Technology Canada Inc. (TSMC Canada)

d.	Indirect investee

VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method.

e.	Others

Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions.
Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2009		2008
	Amount	%	Amount	%
For the six months ended June 30

Sales
TSMC North America	$61,280,891	53	$103,800,578	60
Others	906,621	1	769,027	—

	$62,187,512	54	$104,569,605	60

Purchases
WaferTech	$2,012,386	16	$4,410,290	20
SSMC	1,422,840	11	2,300,893	10
VIS	1,399,271	11	1,718,897	8
TSMC China	1,288,201	10	2,650,161	12

	$6,122,698	48	$11,080,241	50

	2009		2008
	Amount	%	Amount	%

Manufacturing expenses — outsourcing
VisEra	$15,168	—	$45,313	—

Marketing expenses — commission
TSMC Europe	$151,844	18	$184,005	15
TSMC Japan	104,755	13	116,844	9
TSMC Korea	6,336	1	9,837	1

	$262,935	32	$310,686	25

Research and development expenses
TSMC Technology (primarily consulting fee)	$179,751	2	$167,355	2
TSMC Canada (primarily consulting fee)	76,380	1	95,549	1
Others	24,608	—	12,156	—

	$280,739	3	$275,060	3

Sales of property, plant and equipment and other assets
XinTec	$58,450	99	$—	—
TSMC China	—	—	1,871,252	99
Others	263	—	10,665	—

	$58,713	99	$1,881,917	99

Non-operating income and gains
TSMC China	$97,186	6	$161,523	3
VIS (primarily technical service income, see Note 27e)	88,964	5	181,670	3
SSMC (primarily technical service income, see Note 27d)	57,560	4	131,194	2
Others	263	—	69,597	1

	$243,973	15	$543,984	9

As of June 30

Receivables
TSMC North America	$18,436,885	99	$23,871,291	99
Others	279,852	1	268,531	1

	$18,716,737	100	$24,139,822	100

Other receivables
VIS	$373,849	47	$1,132,499	69
GUC	153,874	19	140,489	9
TSMC China	136,106	17	191,032	12
XinTec	70,823	9	18,214	1
SSMC	36,923	5	108,319	7
Others	22,576	3	54,271	2

	$794,151	100	$1,644,824	100

	2009		2008
	Amount	%	Amount	%

Payables
VIS	$735,925	33	$685,168	28
WaferTech	480,794	22	666,082	27
SSMC	400,558	18	501,436	20
TSMC China	365,620	16	476,025	19
TSMC Technology	123,536	6	52,761	2
Others	115,918	5	104,598	4

	$2,222,351	100	$2,486,070	100

Deferred credits
TSMC China	$90,452	56	$277,340	41
VisEra	—	—	31,087	5

	$90,452	56	$308,427	46

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company deferred the net gains (classified under the deferred credits) derived from sales of property, plant, and equipment to TSMC China and VisEra, and then recognized such gains (classified under the non-operating income and gains) over the depreciable lives of the disposed assets.

The Company leased certain buildings and facilities to VisEra. The rental income were classified under non-operating income and gains. The lease terms and prices were determined in accordance with mutual agreements. The lease agreement between the Company and VisEra expired in April 2008.

25.	PLEDGED OR MORTGAGED ASSETS
As of June 30, 2009, the Company had pledged time deposits of NT$605,602 thousand (classified as other financial assets) as collateral for land lease agreements and customs duty guarantee.

26.	SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from December 2009 to December 2028 and can be renewed upon expiration.

As of June 30, 2009, future lease payments were as follows:

Year	Amount

2009 (3rd and 4th quarter)	$156,983
2010	256,543
2011	254,962
2012	287,491
2013	265,847
2014 and thereafter	2,014,873

$3,236,699

27.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES
Significant commitments and contingencies of the Company as of June 30, 2009, excluding those disclosed in other notes, were as follows:
a.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity if the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of June 30, 2009 the Company had a total of US$35,302 thousand of guarantee deposits.

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. The Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and will be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

e.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

f.	TSMC, TSMC North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC North America and WaferTech patents and misappropriated TSMC, TSMC North America and WaferTech’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay US$175 million over six years to resolve TSMC, TSMC North America and WaferTech’s claims. As of June 30, 2009, SMIC had paid US$135 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC, TSMC North America and WaferTech in the same court, alleging TSMC, TSMC North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC North America and WaferTech’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC North America and WaferTech alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on

TSMC, TSMC North America and WaferTech’s pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found “TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement” with SMIC. The Court also found “TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC’s 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case.” Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC’s third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC North America and WaferTech. In January 2009, the court in the California action held a four-day bench trial to determine whether a Settlement Agreement existed between the parties, and if there were an agreement, the interpretation of certain terms. SMIC contended that there was no binding Settlement Agreement, and TSMC, TSMC North America and WaferTech contended that the Settlement Agreement signed on January 30, 2005 and finalized shortly thereafter and repeatedly ratified bound the parties. On March 10, 2009, the Court issued its Statement of Decision. The Court rejected SMIC’s contention, and found that the parties were bound by the Settlement Agreement identified by TSMC, TSMC North America and WaferTech. The Court also interpreted the meaning of certain provisions within the Settlement Agreement. Regarding the claims raised by SMIC in the Beijing lawsuit, the Beijing People’s High Court has on June 10, 2009 rejected those claims and dismissed the lawsuit. SMIC has appealed. The matters are pending in both courts. The result of the above-mentioned litigation cannot be determined at this time.

28.	ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for the Company and its investees:
a.	Financing provided: None;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: None;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

i.	Names, locations, and related information of investees over which the Company exercises significant influence: Please see Table 5 attached;

j.	Information about derivatives of investees in which the Company has a controlling interest:

TSMC China entered into forward exchange contracts during the six months ended June 30, 2009 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of June 30, 2009:

Contract Amount
	Maturity Date	(in Thousands)

Sell RMB/Buy US$	July 2009	RMB27,360/US$4,000
For the six months ended June 30, 2009, net losses arising from forward exchange contracts of TSMC China were NT$1,072 thousand.

XinTec entered into forward exchange contracts during the six months ended June 30, 2009 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of June 30, 2009:

Contract Amount
	Maturity Date	(in Thousands)

Sell US$/Buy NT$	July 2009	US$3,730/NT$122,418
Sell NT$/Buy US$	September 2009	NT$17,221/US$530
For the six months ended June 30, 2009, net losses arising from forward exchange contracts of XinTec were NT$4,201 thousand.

k.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 6 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 24.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES HELD
JUNE 30, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				June 30, 2009
							Market Value or Net
				Shares/Units	Carrying Value	Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership (%)	(US$ in Thousands)	Note
The Company	Corporate bond
	Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	—	$1,035,686	N/A	$1,035,686
	Formosa Petrochemical Corporation	—	Held-to-maturity financial assets	—	3,377,910	N/A	3,400,029
	Taiwan Power Company	—	²	—	3,360,659	N/A	3,370,778
	Nan Ya Plastics Corporation	—	²	—	2,697,204	N/A	2,726,018
	Formosa Plastics Corporation	—	²	—	1,569,297	N/A	1,583,713
	China Steel Corporation	—	²	—	1,204,374	N/A	1,226,296
	CPC Corporation, Taiwan	—	²	—	1,000,066	N/A	999,793

	Government bond
	2003 Asian Development Bank Govt. Bond	—	Held-to-maturity financial assets	—	883,433	N/A	875,103

	Stocks
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	46,275,534	100	46,275,534
	TSMC Partners	Subsidiary	²	988,268	32,889,200	100	32,889,200
	VIS	Investee accounted for using equity method	²	628,223	9,209,323	37	8,166,905
	SSMC	Investee accounted for using equity method	²	314	5,744,178	39	5,070,531
	TSMC North America	Subsidiary	²	11,000	2,593,228	100	2,593,228
	XinTec	Investee with a controlling financial interest	²	92,620	1,349,779	42	1,299,653
	GUC	Investee with a controlling financial interest	²	44,904	920,198	36	6,915,187
	TSMC Europe	Subsidiary	²	—	141,821	100	141,821
	TSMC Japan	Subsidiary	²	6	132,285	100	132,285
	TSMC Korea	Subsidiary	²	80	16,576	100	16,576
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	277,884
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	²	10,500	105,000	7	325,997
	W.K. Technology Fund IV	—	²	4,000	40,000	2	41,033

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—	103,992	12	103,992
	Crimson Asia Capital	—	²	—	58,484	1	58,484

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—	4,286,079	100	4,285,507
	VTAF III	Subsidiary	²	—	1,418,421	98	1,401,742
	VTAF II	Subsidiary	²	—	807,446	98	802,990
	Emerging Alliance	Subsidiary	²	—	332,124	99	332,124
(Continued)

				June 30, 2009
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,669	N/A	US$	20,625
	General Elec Cap Corp. Mtn	—	²	—	US$	20,257	N/A	US$	20,761

	Stocks
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	677,274	100	US$	677,274
	VisEra Holding Company	Investee accounted for using equity method	²	43,000	US$	65,749	49	US$	65,749
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	²	32,289	US$	29,763	97	US$	29,763
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	²	7,680	US$	8,924	97	US$	8,924
	TSMC Technology	Subsidiary	²	1	US$	8,630	100	US$	8,630
	TSMC Canada	Subsidiary	²	2,300	US$	2,814	100	US$	2,814

TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20,391	N/A	US$	20,761
	JP Morgan Chase & Co.	—	²	—	US$	15,000	N/A	US$	15,135

	Stocks
	WaferTech	Subsidiary	Investments accounted for using equity method	293,637	US$	186,304	100	US$	186,304

Emerging Alliance	Common stock
	RichWave Technology Corp.	—	Financial assets carried at cost	4,247	US$	1,648	10	US$	1,648
	Global Investment Holding Inc.	—	²	10,000	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	1	US$	250
	Axiom Microdevices, Inc.	—	²	1,000	US$	24	1	US$	24
	GemFire Corporation	—	²	—	US$	31	—	US$	31
	Mosaic Systems, Inc.	—	²	2,481	US$	12	6	US$	12
	Next IO, Inc.	—	²	800	US$	500	1	US$	500
	Optichron, Inc.	—	²	714	US$	1,000	2	US$	1,000
	Optimal Corporation	—	²	—	US$	229	—	US$	229
	Pixim, Inc.	—	²	4,642	US$	1,137	2	US$	1,137
	QST Holding, LLC	—	²	—	US$	131	4	US$	131
	Teknovus, Inc.	—	²	6,977	US$	1,327	2	US$	1,327

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	8		—

VTAF II	Common stock
	Leadtrend	—	Financial assets carried at cost	1,265	US$	660	5	US$	660
	RichWave Technology Corp.	—	²	1,043	US$	730	1	US$	730
	Sentelic	—	²	1,200	US$	2,040	15	US$	2,040

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	15	US$	2,168
	Aquantia	—	²	2,108	US$	2,573	5	US$	2,573
	Audience, Inc.	—	²	7,956	US$	1,838	2	US$	1,838
	Axiom Microdevices, Inc.	—	²	7,017	US$	757	13	US$	757
(Continued)

				June 30, 2009
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Beceem Communications	—	Financial assets carried at cost	834	US$	1,701	1	US$	1,701
	GemFire Corporation	—	²	600	US$	68	1	US$	68
	Impinj, Inc.	—	²	475	US$	1,000	—	US$	1,000
	Next IO, Inc.	—	²	3,795	US$	953	2	US$	953
	Optichron, Inc.	—	²	1,050	US$	1,844	4	US$	1,844
	Pixim, Inc.	—	²	32,836	US$	1,878	2	US$	1,878
	Power Analog Microelectronics	—	²	5,232	US$	2,790	18	US$	2,790
	QST Holding, LLC	—	²	—	US$	415	13	US$	415
	Teknovus, Inc.	—	²	1,599	US$	454	—	US$	454
	Xceive	—	²	870	US$	1,177	2	US$	1,177

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	24		—

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	4,590	US$	1,172	51	US$	1,172
	Acionn Technology Corporation	Investee accounted for using equity method	²	4,500	US$	830	41	US$	830

	Preferred stock
	Advasense Sensors, Inc.	—	Financial assets carried at cost	1,929	US$	188	6	US$	188
	Auramicro, Inc.	—	²	3,816	US$	1,145	20	US$	1,145
	BridgeLux, Inc.	—	²	3,333	US$	5,000	3	US$	5,000
	Exclara, Inc.	—	²	21,708	US$	4,568	18	US$	4,568
	GTBF, Inc.	—	²	1,154	US$	1,500	N/A	US$	1,500
	InvenSense, Inc.	—	²	816	US$	1,000	1	US$	1,000
	LiquidLeds Lighting Corp.	—	²	1,600	US$	800	11	US$	800
	M2000, Inc.	—	²	3,000	US$	3,000	5	US$	3,000
	Neoconix, Inc.	—	²	2,458	US$	4,000	6	US$	4,000
	Powervation, Ltd.	—	²	191	US$	2,930	19	US$	2,930
	Quellan, Inc.	—	²	3,106	US$	3,500	6	US$	3,500
	Silicon Technical Services, LLC	—	²	1,055	US$	1,208	2	US$	1,208
	Tilera, Inc.	—	²	3,222	US$	2,781	3	US$	2,781
	Validity Sensors, Inc.	—	²	8,070	US$	3,089	3	US$	3,089

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	887	100	US$	887
	VTA Holdings	Subsidiary	²	—		—	68		—

Growth Fund	Common stock
	Staccato	—	Financial assets carried at cost	10	US$	25	—	US$	25
	SiliconBlue Technologies Inc.	—	²	5,107	US$	762	2	US$	762

ISDF	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,364	US$	5,781	6	US$	5,781
	Capella Microsystems (Taiwan), Inc.	—	Financial assets carried at cost	530	US$	154	2	US$	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	2,872	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	²	1,008	US$	290	1	US$	290
	NanoAmp Solutions, Inc.	—	²	541	US$	327	2	US$	327
	Sonics, Inc.	—	²	230	US$	730	2	US$	730
(Continued)

				June 30, 2009
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
ISDF II	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,145	US$	4,853	5	US$	4,853
	Richtek Technology Corp.	—	²	224	US$	1,407	—	US$	1,407
	Ralink Technology (Taiwan), Inc.	—	²	243	US$	694	—	US$	694
	Treadchip Technologies Corp.	—	²	883	US$	2,637	3	US$	2,637
	Sonics, Inc.	—	Financial assets carried at cost	278	US$	32	3	US$	32
	Epic Communication, Inc.	—	²	50	US$	23	—	US$	23
	EON Technology, Corp.	—	²	2,494	US$	691	3	US$	691
	Goyatek Technology, Corp.	—	²	932	US$	545	6	US$	545
	Capella Microsystems (Taiwan), Inc.	—	²	534	US$	210	2	US$	210
	Auden Technology MFG. Co., Ltd.	—	²	1,049	US$	223	3	US$	223

	Preferred stock
	Alchip Technologies Limited	—	Financial assets carried at cost	6,979	US$	3,664	18	US$	3,664
	FangTek, Inc.	—	²	7,064	US$	3,428	16	US$	3,428
	Kilopass Technology, Inc.	—	²	3,887	US$	1,000	5	US$	1,000
	NanoAmp Solutions, Inc.	—	²	375	US$	227	1	US$	227
	Sonics, Inc.	—	²	264	US$	1,685	3	US$	1,685

GUC	Open-end mutual funds
	Prudential Financial Bond Fund	—	Available-for-sale financial assets	11,261		170,272	—		170,272
	PCA Well Pool Fund	—	²	13,121		170,211	—		170,211
	Jih Sun Bond Fund	—	²	7,804		110,024	—		110,024
	Hua Nan Phoenix Bond Fund	—	²	6,434		100,111	—		100,111
	FSITC Taiwan Bond Fund	—	²	500		85,164	—		85,164
	Uni-President James Bond Fund	—	²	4,392		70,152	—		70,152
	Yuanta Wan Tai Bond Fund	—	²	1,385		20,019	—		20,019
	Cathay Bond Fund	—	²	1,259		15,026	—		15,026

	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	800		35,618	100		35,618
	GUC-Japan	Subsidiary	²	1		12,101	100		12,101
	GUC-Europe	Subsidiary	²	—		5,137	100		5,137
	GUC-BVI	Subsidiary	²	50		1,641	100		1,641

XinTec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3		—

TSMC Global	Government bonds
	United States Treas Nts	—	Available-for-sale financial assets	10,392	US$	10,600	N/A	US$	10,600

	Corporate issued asset-backed securities
	Cbass Tr	—	Available-for-sale financial assets	4,260	US$	832	N/A	US$	832
	Credit Suisse First Boston Mtg	—	²	3,580	US$	393	N/A	US$	393
	First Franklin Mtg Ln Tr	—	²	4,300	US$	375	N/A	US$	375
	Gs Mtg Secs Corp.	—	²	4,049	US$	786	N/A	US$	786
	Home Equity Mortgage Trust	—	²	3,750	US$	537	N/A	US$	537
	Home Equity Mtg Tr 2006 4	—	²	4,200	US$	225	N/A	US$	225
	Nomura Asset Accep Corp.	—	²	4,150	US$	428	N/A	US$	428
	Terwin Mtg Tr	—	²	4,150	US$	278	N/A	US$	278

	Money market funds
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	498	US$	498	N/A	US$	498
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition			Disposal (Note 2)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)
The Company	Corporate bond
	Taiwan Mobile Co., Ltd.	Available-for-sale financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—		$2,032,658	—		$—	—		$1,037,370		$1,000,000		$37,370	—		$1,035,686
	Formosa Petrochemical Corporation	Held-to-maturity financial assets	²	—	—		3,554,908	—		355,966	—		—		—		—	—		3,377,910
	Formosa Plastic Corporation	²	²	—	—		2,385,285	—		101,729	—		—		—		—	—		1,569,297
	China Steel Corporation	²	²	—	—		1,000,000	—		204,990	—		—		—		—	—		1,204,374

	Government bond
	European Investment Bank Bonds	Held-to-maturity financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—		383,387	—		—	—		400,000		383,909		16,091	—		—

	Capital
	VTAF III	Investments accounted for using equity method	—	Subsidiary	—		1,305,605	—		210,999	—		—		—		—	—		1,418,421

TSMC	Corporate bond
Development	JP Morgan Chase & Co.	Held-to-maturity financial assets	JP Morgan Securitied Inc.	—	—		—	—	US$	15,000	—		—		—		—	—	US$	15,000

GUC	Open-end mutual funds
	Prudential Financial Bond Fund	Available-for-sale financial assets	Prudential Financial Securities Investment Trust Enterprise	—	—		—	11,261		170,000	—		—		—		—	11,261		170,272
	PCA Well Pool Fund	²	PCA Securities Investment Trust Co., Ltd.	—	—		—	13,121		170,000	—		—		—		—	13,121		170,211
	Jih Sun Bond Fund	²	Jih Sun Investment Trust Co., Ltd.	—	—		—	7,804		110,000	—		—		—		—	7,804		110,024
	Hua Nan Phoenix Bond Fund	²	Hua Nan Investment Trust Co., Ltd.	—	—		—	6,434		100,000	—		—		—		—	6,434		100,111

TSMC Global	Corporate issued asset-backed securities
	Banc Amer Coml Mtg Inc.	Available-for-sale financial assets	—	—	4,597	US$	4,584	—		—	4,472	US$	4,480	US$	4,584	US$	(104)	125		—
	Cit Equip Coll Tr	²	—	—	4,000	US$	3,884	—		—	4,000	US$	3,925	US$	3,996	US$	(71)	—		—
	Credit Suisse First Boston Mtg	²	—	—	4,353	US$	4,349	—		—	4,090	US$	4,085	US$	4,188	US$	(103)	263		—
	First Un Natl Bk Coml Mtg Tr	²	—	—	4,788	US$	4,715	—		—	4,774	US$	4,780	US$	4,954	US$	(174)	14		—
	Lb Ubs Coml Mtg Tr	²	—	—	3,737	US$	3,495	—		—	3,725	US$	3,537	US$	3,697	US$	(160)	12		—
	Tiaa Seasoned Coml Mtg Tr	²	—	—	3,397	US$	3,163	—		—	3,375	US$	3,283	US$	3,392	US$	(109)	22		—
	Wamu Mtg	²	—	—	3,214	US$	2,925	—		—	3,127	US$	3,106	US$	3,114	US$	(8)	42		—

	Money market funds
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	30,435	US$	30,435	245,938	US$	245,939	275,875	US$	275,875	US$	275,875		—	498	US$	498
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)
	Agency bonds
	Fed Hm Ln Pc Pool 1g1282	Available-for-sale financial assets	—	—	3,215	US$	3,285	—	US$	—	3,179	US$	3,281	US$	3,171	US$	110	36	US$	—
	Fed Hm Ln Pc Pool B19205	²	—	—	5,449	US$	5,501	—		—	5,335	US$	5,511	US$	5,225	US$	286	114		—
	Federal Home Ln Mtg Corp.	²	—	—	3,060	US$	3,108	—		—	3,005	US$	3,078	US$	3,003	US$	75	55		—
	Fnma Pool 257245	²	—	—	3,456	US$	3,513	—		—	3,415	US$	3,513	US$	3,437	US$	76	41		—
	Fnma Pool 691283	²	—	—	2,963	US$	3,039	—		—	2,932	US$	3,028	US$	2,920	US$	108	31		—
	Fnma Pool 888738	²	—	—	3,669	US$	3,776	—		—	3,659	US$	3,828	US$	3,801	US$	27	10		—
	Fnma Pool 888793	²	—	—	4,105	US$	4,242	—		—	4,071	US$	4,265	US$	4,207	US$	58	34		—
	Fed Home Ln Bank	²	—	—	5,000	US$	5,305	—		—	5,000	US$	5,282	US$	5,035	US$	247	—		—
	Federal Farm Cr Bks	²	—	—	3,400	US$	3,610	—		—	3,400	US$	3,590	US$	3,411	US$	179	—		—
	Federal Farm Credit Bank	²	—	—	3,375	US$	3,433	—		—	3,375	US$	3,430	US$	3,370	US$	60	—		—
	Federal Home Ln Bks	²	—	—	3,725	US$	3,854	—		—	3,725	US$	3,852	US$	3,721	US$	131	—		—
	Federal Home Ln Bks	²	—	—	5,000	US$	5,320	—		—	5,000	US$	5,312	US$	5,098	US$	214	—		—
	Federal Home Ln Bks	²	—	—	4,000	US$	4,148	—		—	4,000	US$	4,151	US$	4,136	US$	15	—		—
	Federal Home Ln Mtg	²	—	—	5,000	US$	5,340	—		—	5,000	US$	5,334	US$	5,186	US$	148	—		—
	Federal Home Ln Mtg Corp.	²	—	—	3,340	US$	3,428	—		—	3,340	US$	3,432	US$	3,336	US$	96	—		—
	Federal Home Ln Mtg Corp.	²	—	—	3,500	US$	3,560	—		—	3,500	US$	3,561	US$	3,494	US$	67	—		—
	Federal Home Ln Mtg Corp.	²	—	—	3,500	US$	3,743	—		—	3,500	US$	3,749	US$	3,786	US$	(37)	—		—
	Federal Home Loan Bank	²	—	—	4,500	US$	4,710	—		—	4,500	US$	4,709	US$	4,518	US$	191	—		—
	Federal Natl Mtg Assn	²	—	—	3,700	US$	3,713	—		—	3,700	US$	3,712	US$	3,700	US$	12	—		—
	Federal Natl Mtg Assn	²	—	—	4,000	US$	4,169	—		—	4,000	US$	4,179	US$	4,116	US$	63	—		—
	Federal Natl Mtg Assn	²	—	—	3,500	US$	3,809	—		—	3,500	US$	3,801	US$	3,645	US$	156	—		—
	Federal Natl Mtg Assn	²	—	—	3,750	US$	4,134	—		—	3,750	US$	4,127	US$	4,151	US$	(24)	—		—

	Corporate bonds
	Chase Manhattan Corp. New	Available-for-sale financial assets	—	—	3,250	US$	3,353	—		—	3,250	US$	3,380	US$	3,480	US$	(100)	—		—
	Deutsche Bank Ag London	²	—	—	2,995	US$	3,013	—		—	2,995	US$	3,021	US$	3,041	US$	(20)	—		—
	Morgan Stanley	²	—	—	4,855	US$	4,552	—		—	4,855	US$	4,751	US$	4,768	US$	(17)	—		—
	Wachovia Corp. New	²	—	—	3,130	US$	3,135	—		—	3,130	US$	3,195	US$	3,100	US$	95	—		—
	Wells Fargo + Co. New Med Trm	²	—	—	4,500	US$	4,493	—		—	4,500	US$	4,524	US$	4,282	US$	242	—		—

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities and capital return from subsidiaries.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/ losses on financial assets, translation adjustments or equity in earnings/ losses of equity method investees.
(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Investees
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
			Purchases/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationships	Sales	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note
The Company	TSMC North America	Subsidiary	Sales	$61,280,891	53	Net 30 days after invoice date	—	—	$18,436,885	47
	GUC	Investee with a controlling financial interest	Sales	803,180	1	Net 30 days after monthly closing	—	—	279,729	1
	WaferTech	Indirect subsidiary	Purchases	2,012,386	16	Net 30 days after monthly closing	—	—	(480,794)	5
	SSMC	Investee accounted for using equity method	Purchases	1,422,840	11	Net 30 days after monthly closing	—	—	(400,558)	4
	VIS	Investee accounted for using equity method	Purchases	1,399,271	11	Net 30 days after monthly closing	—	—	(735,925)	7
	TSMC China	Subsidiary	Purchases	1,288,201	10	Net 30 days after monthly closing	—	—	(365,620)	4
GUC	TSMC North America	Same parent company	Purchases	391,623	28	Net 30 days after invoice date/net 45 days after monthly closing	—	—	(179,010)	22
XinTec	OmniVision	Parent company of director (represented for XinTec)	Sales	437,434	73	Net 30 days after monthly closing	—	—	202,326	83

Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Investees
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
JUNE 30, 2009
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
				Turnover Days	Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note 1)	Amounts	Action Taken	Period	Debts
The Company	TSMC North America	Subsidiary	$18,444,729	45	$5,981,651	—	$8,330,730	$—
	GUC	Investee with a controlling financial interest	433,603	56	—	—	—	—
	VIS	Investee accounted for using equity method	373,849	(Note 2)	16,188	Accelerate demand on account receivable	—	—
	TSMC China	Subsidiary	136,106	(Note 2)	—	—	—	—
XinTec	OmniVision	Parent company of director (represented for XinTec)	202,326	107	2,029	—	112,580	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Investees
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
JUNE 30, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

														Equity in the
				Original Investment Amount				Balance as of June 30, 2009				Net Income		Earnings
						December 31,				Carrying		(Losses) of the		(Losses)
				June 30, 2009		2008				Value		Investee		(Note 1)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
				Currencies in		Currencies in		Shares (in	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note
The Company	TSMC Global	Tortola, British Virgin Islands	Investment activities		$42,327,245		$42,327,245	1	100		$46,275,534		$221,327	$221,327	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investment in companies involved in the design, manufacture, and other related business in the semiconductor industry.		31,456,130		31,456,130	988,268	100		32,889,200		(668,969)	(668,969)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		13,232,288		13,232,288	628,223	37		9,209,323		(682,228)	(456,558)	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		5,120,028	314	39		5,744,178		(76,050)	(127,999)	Investee accounted for using equity method
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		12,180,367		12,180,367	—	100		4,286,079		(2,006,898)	(2,006,326)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		2,593,228		164,078	164,078	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,651,240		1,440,241	—	98		1,418,421		(96,004)	(94,084)	Subsidiary
	XinTec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	92,620	42		1,349,779		(335,684)	(151,889)	Investee with a controlling financial interest
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	44,904	36		920,198		211,554	75,667	Investee with a controlling financial interest
	VTAF II	Cayman Islands	Investing in new start-up technology companies		1,036,422		1,036,422	—	98		807,446		(173,684)	(170,209)	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		966,596		986,797	—	99		332,124		(82,606)	(82,193)	Subsidiary (Note 3)
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities		15,749		15,749	—	100		141,821		16,778	16,778	Subsidiary (Note 3)
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		132,285		2,360	2,360	Subsidiary (Note 3)
	TSMC Korea	Seoul, Korea	Customer service and technical support activities		13,656		13,656	80	100		16,576		1,526	1,526	Subsidiary (Note 3)
TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	677,274	US$	(12,820)	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investment in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	65,749	US$	(6,947)	Note 2	Investee accounted for using equity method
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	32,289	US$	32,289	32,289	97	US$	29,763	US$	1,074	Note 2	Subsidiary
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	7,680	US$	7,680	7,680	97	US$	8,924	US$	(1,176)	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	8,630	US$	222	Note 2	Subsidiary (Note 3)
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	2,814	US$	108	Note 2	Subsidiary (Note 3)
TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	380,000	US$	380,000	293,637	100	US$	186,304	US$	(18,253)	Note 2	Subsidiary
VisEra Holding Company	VisEra	Hsin-Chu, Taiwan	Manufacturing and selling of electronic parts and providing turn-key services in back-end color filter fabrication, package, test, and optical solutions	US$	91,041	US$	91,041	253,120	89	US$	115,422	US$	(7,781)	Note 2	Subsidiary
(Continued)

														Equity in the
				Original Investment Amount				Balance as of June 30, 2009				Net Income		Earnings
						December 31,				Carrying		(Losses) of the		(Losses)
				June 30, 2009		2008				Value		Investee		(Note 1)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
				Currencies in		Currencies in		Shares (in	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note
VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	1,705	US$	1,705	4,590	51	US$	1,172	US$	(436)	Note 2	Subsidiary (Note 3)
	Aiconn Technology Corp.	Taipei, Taiwan	Wholesaling telecommunication equipments, and manufacturing wired and wireless communication equipments		—		—	4,500	41	US$	830	US$	(560)	Note 2	Investee accounted for using equity method (Note 3)
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	1,550	US$	700	—	100	US$	887	US$	(63)	Note 2	Subsidiary (Note 3)
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	68		—		—	Note 2	Subsidiary (Note 3)

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	24		—		—	Note 2	Subsidiary (Note 3)

GUC	GUC-NA	U.S.A.	Consulting services in main products	US$	800	US$	800	800	100		35,618		1,624	Note 2	Subsidiary (Note 3)
	GUC-Japan	Japan	Consulting services in main products	JPY	30,000	JPY	30,000	1	100		12,101		931	Note 2	Subsidiary (Note 3)
	GUC-Europe	The Netherlands	Consulting services in main products	EUR	100	EUR	50	—	100		5,137		248	Note 2	Subsidiary (Note 3)
	GUC-BVI	British Virgin Islands	Investment activities	US$	50		—	50	100		1,641		—	Note 2	Subsidiary (Note 3)

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	8		—		—	Note 2	Subsidiary (Note 3)

Note 1:	Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.

Note 2:	The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/ losses of the investor company.

Note 3:	Equity in earnings/losses was determined based on the unaudited financial statements.
(Concluded)

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment
				from Taiwan			from Taiwan				Accumulated
		Total Amount of		as of			as of		Equity in the		Inward
		Paid-in Capital		January 1, 2009			June 30, 2009		Earnings	Carrying Value	Remittance of
	Main Businesses and	(RMB in	Method of	(US$ in	Investment Flows		(US$ in	Percentage of	(Losses)	as of	Earnings as of
Investee Company	Products	Thousand)	Investment	Thousand)	Outflow	Inflow	Thousand)	Ownership	(Note 2)	June 30, 2009	June 30, 2009
TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367 (RMB3,070,623)	(Note 1)	$12,180,367 (US$371,000)	$—	$—	$12,180,367 (US$371,000)	100%	$(2,006,326)	$4,286,079	$—

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of June 30, 2009	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
$12,180,367	$12,180,367	$12,180,367
(US$371,000)	(US$371,000)	(US$371,000)

Note 1:	Direct investments US$371,000 thousand in TSMC China.

Note 2:	Amount was recognized based on the audited financial statements.

Taiwan Semiconductor Manufacturing
Company Limited and Subsidiaries
Consolidated Financial Statements for the
Six Months Ended June 30, 2009 and 2008 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of June 30, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the six months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of June 30, 2009 and 2008, and the results of their consolidated operations and their consolidated cash flows for the six months then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2009, Taiwan Semiconductor Manufacturing Company Limited and subsidiaries adopted the newly revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories.” In addition, effective January 1, 2008, Taiwan Semiconductor Manufacturing Company Limited and subsidiaries adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” issued by the Accounting Research and Development Foundation of the Republic of China and relevant requirements promulgated by the Financial Supervisory Commission of the Executive Yuan.
July 27, 2009
Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Par Value)

	2009		2008
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$239,517,163	41	$185,346,119	30
Financial assets at fair value through profit or loss (Notes 2, 5 and 24)	39,193	—	44,912	—
Available-for-sale financial assets (Notes 2, 6, and 24)	1,736,135	—	32,825,625	6
Held-to-maturity financial assets (Notes 2, 7 and 24)	5,476,955	1	5,771,334	1
Receivables from related parties (Note 25)	447	—	3,530	—
Notes and accounts receivable	41,342,273	7	47,155,226	8
Allowance for doubtful receivables (Notes 2 and 8)	(499,926)	—	(701,591)	—
Allowance for sales returns and others (Notes 2 and 8)	(7,458,429)	(1)	(4,598,856)	(1)
Other receivables from related parties (Note 25)	411,822	—	1,240,818	—
Other financial assets (Note 26)	2,652,764	—	1,611,165	—
Inventories (Notes 2, 3 and 9)	18,973,907	3	23,358,777	4
Deferred income tax assets (Notes 2 and 18)	6,067,035	1	6,386,131	1
Prepaid expenses and other current assets	1,159,533	—	1,320,101	—

Total current assets	309,418,872	52	299,763,291	49

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 11 and 24)
Investments accounted for using equity method	17,138,508	3	20,955,923	3
Available-for-sale financial assets	1,035,686	—	—	—
Held-to-maturity financial assets	11,120,591	2	7,240,785	1
Financial assets carried at cost	3,203,529	1	3,740,161	1

Total long-term investments	32,498,314	6	31,936,869	5

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 26)
Cost
Land and land improvements	954,573	—	888,065	—
Buildings	133,111,093	23	120,005,058	19
Machinery and equipment	708,451,415	121	674,666,739	110
Office equipment	12,710,854	2	11,991,372	2
Leased assets	720,091	—	663,731	—

	855,948,026	146	808,214,965	131
Accumulated depreciation	(656,826,056)	(111)	(574,737,419)	(93)
Advance payments and construction in progress	25,949,019	4	28,720,751	5

Net property, plant and equipment	225,070,989	39	262,198,297	43

INTANGIBLE ASSETS
Goodwill (Note 2)	6,038,670	1	5,702,990	1
Deferred charges, net (Notes 2 and 13)	6,321,124	1	7,755,165	1

Total intangible assets	12,359,794	2	13,458,155	2

OTHER ASSETS
Deferred income tax assets (Notes 2 and 18)	5,235,855	1	4,784,854	1
Refundable deposits	2,736,414	—	2,766,835	—
Others (Note 2)	222,646	—	315,120	—

Total other assets	8,194,915	1	7,866,809	1

TOTAL	$587,542,884	100	$615,223,421	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 24)	$32,966	—	$118,146	—
Accounts payable	8,960,408	2	10,427,525	2
Payables to related parties (Note 25)	1,144,324	—	1,204,006	—
Income tax payable (Notes 2 and 18)	3,095,016	—	5,850,172	1
Cash dividends payable (Note 20)	77,165,649	13	77,042,768	13
Bonuses payable to employees, directors and supervisors (Notes 2, 3 and 20)	11,695,197	2	12,961,511	2
Payables to contractors and equipment suppliers	15,852,503	3	9,511,319	2
Accrued expenses and other current liabilities (Notes 16 and 28)	11,374,602	2	21,604,192	3
Current portion of bonds payable and long-term bank loans (Notes 14, 15 and 26)	308,971	—	8,261,656	1

Total current liabilities	129,629,636	22	146,981,295	24

LONG-TERM LIABILITIES
Bonds payable (Note 14)	4,500,000	1	4,500,000	1
Long-term bank loans (Notes 15 and 26)	1,492,545	—	1,590,120	—
Other long-term payables (Notes 16 and 28)	8,497,635	2	8,889,579	1
Obligations under capital leases (Note 2)	720,091	—	663,731	—

Total long-term liabilities	15,210,271	3	15,643,430	2

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 17)	3,750,502	1	3,698,572	1
Guarantee deposits (Note 28)	1,233,784	—	1,707,572	—
Deferred credits (Notes 2 and 25)	323,915	—	469,677	—
Others	41,667	—	35,654	—

Total other liabilities	5,349,868	1	5,911,475	1

Total liabilities	150,189,775	26	168,536,200	27

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock — NT$10 par value (Notes 20 and 22)
Authorized: 28,050,000 thousand shares
Issued: 25,626,356 thousand shares in 2009
25,631,371 thousand shares in 2008	256,263,562	44	256,313,709	41
To be issued	2,699,971	—	5,221,238	1

	258,963,533	44	261,534,947	42

Capital surplus (Notes 2 and 20)	55,331,535	10	50,916,645	8

Retained earnings (Note 20)
Appropriated as legal capital reserve	77,317,710	13	67,324,393	11
Appropriated as special capital reserve	—	—	391,857	—
Unappropriated earnings	41,347,655	7	84,236,793	14

	118,665,365	20	151,953,043	25

Others (Notes 2, 22 and 24)
Cumulative translation adjustments	456,824	—	(6,787,320)	(1)
Unrealized gain on financial instruments	344,238	—	468,749	—
Treasury stock: 250,770 thousand shares	—	—	(14,845,498)	(2)

	801,062	—	(21,164,069)	(3)

Equity attributable to shareholders of the parent	433,761,495	74	443,240,566	72

MINORITY INTERESTS (Note 2)	3,591,614	—	3,446,655	1

Total shareholders’ equity	437,353,109	74	446,687,221	73

TOTAL	$587,542,884	100	$615,223,421	100

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated July 27, 2009)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2009		2008
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 25)	$118,430,147		$178,973,801

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	4,718,307		3,357,091

NET SALES	113,711,840	100	175,616,710	100

COST OF SALES (Notes 3, 9, 19 and 25)	71,936,007	63	97,156,057	55

GROSS PROFIT	41,775,833	37	78,460,653	45

OPERATING EXPENSES (Notes 19 and 25)
Research and development	8,824,835	8	10,673,813	6
General and administrative	4,475,728	4	5,832,564	4
Marketing	2,139,354	2	2,457,830	1

Total operating expenses	15,439,917	14	18,964,207	11

INCOME FROM OPERATIONS	26,335,916	23	59,496,446	34

NON-OPERATING INCOME AND GAINS
Interest income (Note 2)	1,643,820	2	2,742,476	2
Settlement income (Note 28)	494,070	—	456,195	—
Technical service income (Notes 25 and 28)	145,310	—	958,217	1
Valuation gain on financial instruments, net (Notes 2, 5 and 24)	—	—	1,921,977	1
Equity in earnings of equity method investees, net (Notes 2 and 10)	—	—	856,517	—
Gain on settlement and disposal of financial assets, net (Notes 2 and 24)	—	—	672,578	—
Others (Notes 2 and 25)	232,079	—	381,285	—

Total non-operating income and gains	2,515,279	2	7,989,245	4

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2009		2008
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Equity in losses of equity method investees, net (Notes 2 and 10)	$706,745	1	$—	—
Loss on impairment of financial assets (Notes 2, 6, 11 and 24)	542,764	—	885,268	1
Interest expense	203,390	—	306,449	—
Loss on settlement and disposal of financial assets, net (Notes 2 and 24)	139,619	—	—	—
Valuation loss on financial instruments, net (Notes 2, 5 and 24)	43,637	—	—	—
Foreign exchange loss, net (Note 2)	6,526	—	1,740,143	1
Provision for litigation loss	—	—	459,078	—
Others (Note 2)	71,030	—	145,964	—

Total non-operating expenses and losses	1,713,711	1	3,536,902	2

INCOME BEFORE INCOME TAX	27,137,484	24	63,948,789	36

INCOME TAX EXPENSE (Notes 2 and 18)	1,204,266	1	6,838,752	4

NET INCOME	$25,933,218	23	$57,110,037	32

ATTRIBUTABLE TO:
Shareholders of the parent	$26,000,519	23	$56,913,888	32
Minority interests	(67,301)	—	196,149	—

	$25,933,218	23	$57,110,037	32

	2009		2008
	Income Attributable to		Income Attributable to
	Shareholders of the Parent		Shareholders of the Parent
	Before	After	Before	After
	Income Tax	Income Tax	Income Tax	Income Tax
EARNINGS PER SHARE (NT$, Note 23)
Basic earnings per share	$1.06	$1.01	$2.43	$2.17

Diluted earnings per share	$1.05	$1.00	$2.42	$2.16

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated July 27, 2009)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
										Others
						Retained Earnings					Unrealized
	Capital Stock — Common Stock		To be Issued				Special		Retained	Cumulative	Gain (Loss)					Total
	Shares (in		Shares (in		Capital	Legal Capital	Capital	Unappropriated	Earnings	Translation	on Financial	Treasury	Others		Minority	Shareholders’
	Thousands)	Amount	Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Stock	Total	Total	Interests	Equity

BALANCE, JANUARY 1, 2009	25,625,437	$256,254,373	—	$—	$49,875,255	$67,324,393	$391,857	$102,337,417	$170,053,667	$481,158	$(287,342)	$—	$193,816	$476,377,111	$3,995,356	$480,372,467

Appropriations of prior year’s earnings (Note)
Legal capital reserve	—	—	—	—	—	9,993,317	—	(9,993,317)	—	—	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—		—	—	(391,857)	391,857	—	—	—	—	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	—	—	(76,876,312)	(76,876,312)	—	—	—	—	(76,876,312)	—	(76,876,312)
Stock dividends to shareholders — NT$0.02 per share	—	—	51,251	512,509	—	—	—	(512,509)	(512,509)	—	—	—	—	—	—	—

Bonus to employees — in stock	—	—	141,870	1,418,699	6,076,289	—	—	—	—	—	—	—	—	7,494,988	155,818	7,650,806

Capital surplus transferred to capital stock	—	—	76,876	768,763	(768,763)	—	—	—	—	—	—	—	—	—	—	—

Net income for the six months ended June 30, 2009	—	—	—	—	—	—	—	26,000,519	26,000,519	—	—	—	—	26,000,519	(67,301)	25,933,218

Adjustment arising from changes in percentage of ownership in equity method investees	—	—	—	—	129,081	—	—	—	—	—	—	—	—	129,081	(52,558)	76,523

Translation adjustments	—	—	—	—	—	—	—	—	—	(24,334)	—	—	(24,334)	(24,334)	(446)	(24,780)

Issuance of stock from exercising employee stock options	919	9,189	—	—	19,673	—	—	—	—	—	—	—	—	28,862	—	28,862

Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	—	—	583,388	—	583,388	583,388	7,192	590,580

Net change in unrealized gain (loss) on financial instruments from equity method investees	—	—	—	—	—	—	—	—	—	—	48,192	—	48,192	48,192	—	48,192

Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(446,447)	(446,447)

BALANCE, JUNE 30, 2009	25,626,356	$256,263,562	269,997	$2,699,971	$55,331,535	$77,317,710	$—	$41,347,655	$118,665,365	$456,824	$344,238	$—	$801,062	$433,761,495	$3,591,614	$437,353,109

BALANCE, JANUARY 1, 2008	26,427,104	$264,271,037	—	$—	$53,732,682	$56,406,684	$629,550	$161,828,337	$218,864,571	$(1,072,853)	$680,997	$(49,385,032)	$(49,776,888)	$487,091,402	$3,594,169	$490,685,571

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	—	—	10,917,709	—	(10,917,709)	—	—	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	—	—	(237,693)	237,693	—	—	—	—	—	—	—	—
Bonus to employees — in cash	—	—	—	—	—	—	—	(3,939,883)	(3,939,883)	—	—	—	—	(3,939,883)	—	(3,939,883)
Bonus to employees — in stock	—	—	393,988	3,939,883	—	—	—	(3,939,883)	(3,939,883)	—	—	—	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	—	—	(76,881,311)	(76,881,311)	—	—	—	—	(76,881,311)	—	(76,881,311)
Stock dividends to shareholders — NT$0.02 per share	—	—	51,254	512,542	—	—	—	(512,542)	(512,542)	—	—	—	—	—	—	—
Bonus to directors	—	—	—	—	—	—	—	(176,890)	(176,890)	—	—	—	—	(176,890)	—	(176,890)

Capital surplus transferred to capital stock	—	—	76,881	768,813	(768,813)	—	—	—	—	—	—	—	—	—	—	—

Net income for the six months ended June 30, 2008	—	—	—	—	—	—	—	56,913,888	56,913,888	—	—	—	—	56,913,888	196,149	57,110,037

Adjustment arising from changes in percentage of ownership in equity method investees	—	—	—	—	(186,344)	—	—	—	—	—	—	—	—	(186,344)	43,125	(143,219)

Translation adjustments	—	—	—	—	—	—	—	—	—	(5,714,467)	—	—	(5,714,467)	(5,714,467)	(387,946)	(6,102,413)

Issuance of stock from exercising employee stock options	4,267	42,672	—	—	128,891	—	—	—	—	—	—	—	—	171,563	—	171,563

Cash dividends received by subsidiaries from parent company	—	—	—	—	102,279	—	—	—	—	—	—	—	—	102,279	—	102,279

Valuation loss on available-for-sale financial assets	—	—	—	—	—	—	—	—	—	—	(143,654)	—	(143,654)	(143,654)	(8,016)	(151,670)

Net change in unrealized gain (loss) on financial instruments from equity method investees	—	—	—	—	—	—	—	—	—	—	(68,594)	—	(68,594)	(68,594)	—	(68,594)

Treasury stock retired	(800,000)	(8,000,000)	—	—	(2,092,050)	—	—	(38,374,907)	(38,374,907)	—	—	48,466,957	48,466,957	—	—	—

Treasury stock repurchased by the company	—	—	—	—	—	—	—	—	—	—	—	(13,927,423)	(13,927,423)	(13,927,423)	—	(13,927,423)

Increase in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	9,174	9,174

BALANCE, JUNE 30, 2008	25,631,371	$256,313,709	522,123	$5,221,238	$50,916,645	$67,324,393	$391,857	$84,236,793	$151,953,043	$(6,787,320)	$468,749	$(14,845,498)	$(21,164,069)	$443,240,566	$3,446,655	$446,687,221

Note:	Bonus to employees and directors in the amount of NT$14,989,976 thousand and NT$158,080 thousand, respectively, had been charged against earnings of 2008.
The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated July 27, 2009)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(In Thousands of New Taiwan Dollars)

	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$26,000,519	$56,913,888
Net income (loss) attributable to minority interests	(67,301)	196,149
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	40,536,498	39,865,278
Amortization of premium/ discount of financial assets	(8,685)	(51,144)
Loss on impairment of financial assets	542,764	885,268
Loss (gain) on disposal of available-for-sale financial assets, net	169,431	(630,834)
Gain on held-to-maturity financial assets redeemed by the issuer	(16,091)	—
Gain on disposal of financial assets carried at cost, net	(13,721)	(41,744)
Equity in losses (earnings) of equity method investees, net	706,745	(856,517)
Dividends received from equity method investees	988,201	589,071
Loss (gain) on disposal of property, plant and equipment and other assets, net	1,362	(50,042)
Deferred income tax	(696,687)	1,714,632
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	(35,684)	1,456,308
Receivables from related parties	(40)	7,355
Notes and accounts receivable	(16,318,952)	48,900
Allowance for doubtful receivables	44,175	(216)
Allowance for sales returns and others	1,387,403	509,821
Other receivables from related parties	(60,615)	65,421
Other financial assets	(743,475)	(95,638)
Inventories	(4,097,262)	503,483
Prepaid expenses and other current assets	654,159	50,129
Increase (decrease) in:
Accounts payable	3,407,257	(1,147,357)
Payables to related parties	654,467	(299,370)
Income tax payable	(6,236,809)	(5,275,956)
Bonuses payable to employees, directors and supervisors	3,976,273	8,844,738
Accrued expenses and other current liabilities	592,841	(152,369)
Accrued pension cost	48,918	33,050
Deferred credits	(103,808)	(736,108)

Net cash provided by operating activities	51,311,883	102,346,196

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	(13,032,316)	(37,586,675)
Available-for-sale financial assets	(9,053,319)	(27,987,837)
Held-to-maturity financial assets	(1,165,380)	(549,455)
Financial assets carried at cost	(131,324)	(302,858)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(In Thousands of New Taiwan Dollars)

	2009	2008

Proceeds from disposal or redemption of:
Available-for-sale financial assets	$19,784,106	$60,867,654
Held-to-maturity financial assets	5,920,650	7,788,000
Financial assets carried at cost	74,679	127,554
Property, plant and equipment and other assets	4,925	30,916
Increase in deferred charges	(271,906)	(1,926,895)
Decrease in refundable deposits	30,785	10,934
Increase in other assets	(17,328)	(556)

Net cash provided by investing activities	2,143,572	470,782

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term bank loans	290,054	108,785
Repayment of:
Long-term bank loans	(123,067)	(218,519)
Bonds payable	(8,000,000)	—
Decrease in guarantee deposits	(250,711)	(535,437)
Proceeds from exercise of employee stock options	28,862	171,563
Repurchase of treasury stock	—	(9,668,896)
Increase (decrease) in minority interests	(157,110)	9,174

Net cash used in financing activities	(8,211,972)	(10,133,330)

NET INCREASE IN CASH AND CASH EQUIVALENTS	45,243,483	92,683,648

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(340,072)	(2,324,017)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	194,613,752	94,986,488

CASH AND CASH EQUIVALENTS, END OF PERIOD	$239,517,163	$185,346,119

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$469,761	$497,376

Income tax paid	$7,841,389	$10,220,646

INVESTING AND FINANCING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$20,886,046	$40,854,643
Increase in payables to contractors and equipment suppliers	(7,853,730)	(3,254,587)
Increase in accrued expenses and other current liabilities	—	(13,381)

Cash paid	$13,032,316	$37,586,675

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(In Thousands of New Taiwan Dollars)

	2009	2008

Repurchase of treasury stock	$—	$13,927,423
Increase in accrued expenses and other current liabilities	—	(4,258,527)

Cash paid	$—	$9,668,896

NON-CASH FINANCING ACTIVITIES
Bonus to employees transferred to capital stock	$7,494,988	$—

Current portion of bonds payable	$—	$8,000,000

Current portion of long-term bank loans	$308,971	$261,656

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$1,703,213	$2,012,071

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated July 27, 2009)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL
Taiwan Semiconductor Manufacturing Company, Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).
As of June 30, 2009 and 2008, TSMC and its subsidiaries had 23,644 and 25,390 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.
For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.
Significant accounting policies are summarized as follows:
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

		Percentage of Ownership
		June 30
Name of Investor	Name of Investee	2009	2008	Remark

TSMC	TSMC North America	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	100%	100%	—
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	—
	TSMC Korea Limited (TSMC Korea)	100%	100%	—
	Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC Europe)	100%	100%	—
	TSMC International Investment Ltd. (TSMC International)	—	100%	In June 2009, TSMC International was merged by TSMC Partners.
	TSMC Global Ltd. (TSMC Global)	100%	100%	—
	TSMC China Company Limited (TSMC China)	100%	100%	—
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	—	36%	TSMC and Hsin Ruey held in aggregate a 100% ownership of Chi Cherng as of June 30, 2008. In July 2008, Chi Cherng was merged by Hsin Ruey.
	Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	—	36%	TSMC and Chi Cherng held in aggregate a 100% ownership of Hsin Ruey as of June 30, 2008. In August 2008, Hsin Ruey was merged by TSMC.
	VentureTech Alliance Fund III, L.P. (VTAF III)	98%	98%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	—
	Global Unichip Corporation (GUC)	36%	37%	TSMC has a controlling interest over the financial, operating and personnel hiring decisions of GUC.
	XinTec Inc. (XinTec)	42%	43%	TSMC obtained three out of five director positions and has a controlling interest in XinTec.

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	100%	100%	—
	TSMC Technology, Inc. (TSMC Technology)	100%	—	Its previous shareholders, TSMC International, was merged by TSMC Partners in June 30, 2009.
	TSMC Development, Inc. (TSMC Development)	100%	—	Its previous shareholders, TSMC International, was merged by TSMC Partners in June 30, 2009.
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	—	Its previous shareholders, TSMC International, was merged by TSMC Partners in June 30, 2009.

				(Continued)

		Percentage of Ownership
		June 30
Name of Investor	Name of Investee	2009	2008	Remark

	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	97%	—	Its previous shareholders, TSMC International, was merged by TSMC Partners in June 30, 2009.

TSMC Development	WaferTech, LLC (WaferTech)	99.996%	99.996%	—

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	51%	51%	—
	Growth Fund Limited (Growth Fund)	100%	100%	—

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	100%	100%	—

GUC	Global Unichip Corporation-NA (GUC-NA)	100%	100%	—
	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	100%	—
	Global Unichip Europe B.V. (GUC-Europe)	100%	100%	—
	Global Unichip (BVI) Corp. (GUC- BVI)	100%	—	Newly established in February 2009.
(Concluded)
The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of June 30, 2009:
TSMC North America is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC Japan, TSMC Korea and TSMC Europe are engaged mainly in marketing or customer service, engineering and technical supporting activities. TSMC Partners is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global and TSMC Development are engaged in investing activities. TSMC China is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, ISDF II, and Growth Fund are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA, GUC-Japan, and GUC-Europe are engaged in providing products consulting in North America, Japan, and Europe, respectively. GUC-BVI is engaged in investing activities. XinTec is engaged in the provision of wafer packaging service. Mutual-Pak is engaged in the manufacturing and selling of electronic parts, and researching, developing and testing of RFID.

TSMC Partners and TSMC International were both 100% owned subsidiaries of TSMC. To simplify the organization structure of investment, TSMC Partners merged TSMC International in June 2009.
Chi Cherng and Hsin Ruey, both 100% owned subsidiaries of TSMC, were engaged in investing activities. To simplify the organization structure of investment, TSMC merged Chi Cherng and Hsin Ruey in the third quarter of 2008.
TSMC together with its subsidiaries are hereinafter referred to collectively as the “Company.”
Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.
Use of Estimates
The preparation of consolidated financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.
Classification of Current and Noncurrent Assets and Liabilities
Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.
Cash Equivalents
Repurchase agreements collateralized by government bonds, repurchase agreements collateralized by short-term notes and corporate notes acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.
Financial Assets/Liabilities at Fair Value Through Profit or Loss
Derivatives that do not meet the criteria for hedge accounting and financial assets acquired principally for the purpose of selling them in the near term are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives and financial assets are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Fair value is determined as follows: Publicly traded stocks — closing prices at the end of the period; derivatives — using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.
Available-for-sale Financial Assets
Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Open-end mutual funds and money market funds — net asset values at the end of the period; publicly traded stocks — closing prices at the end of the period; and other debt securities — average of bid and asked prices at the end of the period.
Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.
Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.
If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.
Held-to-maturity Financial Assets
Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method except for structured time deposits which are carried at acquisition cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.
Allowance for Doubtful Receivables
An allowance for doubtful receivables is provided based on a review of the collectibility of notes and accounts receivable. The Company determines the amount of the allowance for doubtful receivables by examining the aging analysis of outstanding notes and accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.
Revenue Recognition and Allowance for Sales Returns and Others
The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer; price is fixed or determinable, and collectibility is reasonably assured. Provisions for estimated sales returns and others are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.
Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories
Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date. Prior to January 1, 2009, inventories were stated at the lower of cost or market value. Any write-down was made on a total-inventory basis. Market value represented replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. As stated in Note 3, effective January 1, 2009, inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.
Investments Accounted for Using Equity Method
Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.
When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.
Gains or losses on sales from the Company to equity method investees or from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties.
If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.
Financial Assets Carried at Cost
Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.
The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets
Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.
Depreciation is computed using the straight-line method over the following estimated service lives: land improvements — 20 years; buildings — 10 to 20 years; machinery and equipment — 3 to 10 years; office equipment — 3 to 15 years; and leased assets — 20 years.
Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.
When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.
Intangible Assets
Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.
Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 2 to 5 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.
Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.
Pension Costs
For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.
Government Subsidies
Income-related subsidies from governments are recognized in earnings when the requirements for subsidies are met.

Income Tax
The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.
Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.
Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.
Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.
Stock-based Compensation
Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.
Bonuses to Employees, Directors and Supervisors
Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” which requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than as an appropriation of earnings.
Treasury Stock
Treasury stock is stated at cost and shown as a deduction in shareholders’ equity. When TSMC retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock transactions and to retained earnings for any remaining amount.
TSMC’s stock held by its subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from TSMC are recorded under capital surplus — treasury stock transactions.

Foreign-currency Transactions
Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.
At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.
Translation of Foreign-currency Financial Statements
The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities — spot rates at period-end; shareholders’ equity — historical rates; income and expenses — average rates during the period. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

3.	ACCOUNTING CHANGES
Effective January 1, 2009, the Company adopted the newly revised SFAS No. 10, “Accounting for Inventories.” The main revisions are (1) inventories are stated at the lower of cost or net realizable value, and inventories are written down to net realizable value item-by-item except when the grouping of similar or related items is appropriate; (2) unallocated overheads are recognized as expenses in the period in which they are incurred; and (3) abnormal cost, write-downs of inventories and any reversal of write-downs are recorded as cost of sales for the period. Such a change in accounting principle did not have significant effect on the Company’s financial statements as of and for the six months ended June 30, 2009.
Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” issued in March 2007 by the ARDF, which requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than as an appropriation of earnings. The adoption of this interpretation resulted in a decrease in net income and earnings per share (after income tax and retroactively adjusted for the issuance of stock dividend) of NT$7,285,797 thousand and NT$0.28, respectively, for the six months ended June 30, 2008.
Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 39, “Accounting for Share-based Payment,” which requires companies to record share-based payment transactions in the financial statements at fair value. Such a change in accounting principle did not have any effect on the Company’s financial statements as of and for the six months ended June 30, 2008.

4.	CASH AND CASH EQUIVALENTS

	June 30
	2009	2008

Cash and deposits in bank	$232,103,033	$168,767,410
Repurchase agreements collateralized by government bonds	7,414,130	12,229,689
Repurchase agreements collateralized by short-term notes	—	3,970,306
Corporate notes	—	378,714

	$239,517,163	$185,346,119

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30
	2009	2008
Trading financial assets

Publicly traded stocks	$—	$21,684
Forward exchange contracts	310	232
Cross currency swap contracts	38,883	22,996

	$39,193	$44,912

Trading financial liabilities

Forward exchange contracts	$6,541	$115,535
Cross currency swap contracts	26,425	2,611

	$32,966	$118,146

The Company entered into derivative contracts during the six months ended June 30, 2009 and 2008 to manage exposures due to the fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.
Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(in Thousands)
June 30, 2009

Sell EUR/buy US$	July 2009	EUR12,200/US$17,019
Sell RMB/buy US$	July 2009	RMB 27,360/ US$4,000
Sell US$/buy NT$	July 2009	US$3,730/NT$122,418
Sell NT$/buy US$	September 2009	NT$17,221/US$530

June 30, 2008

Sell EUR/buy US$	July 2008	EUR11,500/US$17,826
Sell EUR/buy NT$	July 2008	EUR20,000/NT$858,620
Sell US$/buy JPY	July 2008 to August 2008	US$365/JPY39,000
Sell RMB/buy US$	July 2008 to September 2008	RMB199,445/US$29,000
Sell US$/buy NT$	July 2008 to August 2008	US$37,000/NT$1,121,881
Outstanding cross currency swap contracts consisted of the following:

		Range of	Range of
	Contract Amount	Interest Rates	Interest Rates
Maturity Date	(in Thousands)	Paid	Received

June 30, 2009

July 2009	US$767,000/NT$25,197,800	0.46%-9.26%	0.00%-0.76%

June 30, 2008

July 2008	US$971,000/NT$29,509,297	2.49%-4.68%	0.43%-2.42%

For the six months ended June 30, 2009 and 2008, valuation on financial instruments arising from derivative financial instruments was a net loss of NT$43,637 thousand and a net gain of NT$1,921,977 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30
	2009	2008

Corporate bonds	$1,035,686	$9,791,099
Open-end mutual funds	740,979	3,722,996
Publicly traded stocks	504,461	586,140
Government bonds	347,868	2,550,968
Corporate issued asset-backed securities	126,466	4,074,475
Money market funds	16,361	4,388,862
Agency bonds	—	7,711,085

	2,771,821	32,825,625
Current portion	(1,736,135)	(32,825,625)

	$1,035,686	$—

For the six months ended June 30, 2009 and 2008, the loss on impairment of the above available-for-sale financial assets was NT$70,434 thousand and NT$755,910 thousand, respectively.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	June 30
	2009	2008

Corporate bonds	$15,714,113	$9,516,207
Government bonds	883,433	2,995,912
Structured time deposits	—	500,000

	16,597,546	13,012,119
Current portion	(5,476,955)	(5,771,334)

	$11,120,591	$7,240,785

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

			Range of
	Principal	Interest	Interest
	Amount	Receivable	Rates	Maturity Date
June 30, 2008

Step-up callable domestic deposits	$500,000	$2,031	1.83%	October 2008

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS
Movements of the allowance for doubtful receivables were as follows:

	Six Months Ended June 30
	2009	2008

Balance, beginning of period	$455,751	$701,807
Provision	288,036	1,136
Write-off	(243,861)	(1,352)

Balance, end of period	$499,926	$701,591

Movements of the allowance for sales returns and others were as follows:

	Six Months Ended June 30
	2009	2008

Balance, beginning of period	$6,071,026	$4,089,035
Provision	4,718,307	3,357,091
Write-off	(3,330,904)	(2,847,270)

Balance, end of period	$7,458,429	$4,598,856

9.	INVENTORIES

	June 30
	2009	2008

Finished goods	$1,963,811	$3,584,761
Work in process	14,793,338	17,636,248
Raw materials	1,108,629	976,568
Supplies and spare parts	1,108,129	1,161,200

	$18,973,907	$23,358,777

Write-down of inventories to net realizable value in the amount of NT$178,682 thousand and NT$369,316 thousand, respectively, were included in the cost of sales for the six months ended June 30, 2009 and 2008.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2009		2008
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

Vanguard International Semiconductor Corporation (VIS)	$9,209,323	37	$10,111,033	37
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	5,744,178	39	8,641,503	39
VisEra Holding Company (VisEra Holding)	2,157,747	49	2,203,387	49
Aiconn Technology Corporation (Aiconn)	27,260	41	—	—

	$17,138,508		$20,955,923

For the six months ended June 30, 2009 and 2008, equity in earnings/losses of equity method investees was a net loss of NT$706,745 thousand and a net gain of NT$856,517 thousand, respectively. Related equity in earnings/losses of equity method investees were determined based on the audited financial statements, except for Aiconn for the six months ended June 30, 2009. The Company believes that, had Aiconn’s financial statements been audited, any adjustments arising would have had no material effect on the Company’s financial statements.
As of June 30, 2009 and 2008, fair values of publicly traded stocks in investments accounted for using equity method (VIS) was NT$8,166,905 thousand and NT$13,907,807 thousand, respectively.
Movements of the difference between the cost of investment and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Six Months Ended June 30
	2009	2008

Balance, beginning of period	$1,990,621	$2,589,742
Amortization	(299,561)	(299,561)

Balance, end of period	$1,691,060	$2,290,181

As of June 30, 2009 and 2008, the ending balances of the aforementioned difference allocated to goodwill were both NT$1,061,885 thousand.

11.	FINANCIAL ASSETS CARRIED AT COST

	June 30
	2009	2008

Non-publicly traded stocks	$3,041,053	$3,357,553
Mutual Funds	162,476	382,608

	$3,203,529	$3,740,161

For the six months ended June 30, 2009 and 2008, the loss on impairment of the above financial assets carried at cost was NT$472,330 thousand and NT$129,358 thousand, respectively.

12.	PROPERTY, PLANT AND EQUIPMENT

	Six Months Ended June 30, 2009
	Balance,				Effect of
	Beginning of				Exchange Rate	Balance,
	Period	Additions	Disposals	Reclassification	Changes	End of Period
Cost
Land and land improvements	$953,857	$—	$—	$1,843	$(1,127)	$954,573
Buildings	132,249,996	922,974	(809)	(19,976)	(41,092)	133,111,093
Machinery and equipment	697,498,743	12,180,329	(1,123,467)	17,012	(121,202)	708,451,415
Office equipment	12,430,800	427,235	(169,271)	28,150	(6,060)	12,710,854
Leased asset	722,339	—	—	—	(2,248)	720,091

	843,855,735	$13,530,538	$(1,293,547)	$27,029	$(171,729)	855,948,026

Accumulated depreciation
Land and land improvements	295,898	$15,229	$—	$—	$(694)	310,433
Buildings	72,681,699	4,656,244	(809)	(5,846)	(26,850)	77,304,438
Machinery and equipment	535,962,291	34,162,617	(1,119,042)	1,361	(132,649)	568,874,578
Office equipment	9,693,809	613,180	(167,505)	7,050	(9,865)	10,136,669
Leased asset	182,570	18,321	—	—	(953)	199,938

	618,816,267	$39,465,591	$(1,287,356)	$2,565	$(171,011)	656,826,056

Advance payments and construction in progress	18,605,882	$7,355,508	$—	$(20,092)	$7,721	25,949,019

	$243,645,350					$225,070,989

	Six Months Ended June 30, 2008
	Balance,				Effect of
	Beginning of				Exchange Rate	Balance,
	Period	Additions	Disposals	Reclassification	Changes	End of Period
Cost
Land and land improvements	$942,197	$—	$—	$—	$(54,132)	$888,065
Buildings	118,640,027	1,869,513	(1,887)	(1,096)	(501,499)	120,005,058
Machinery and equipment	646,419,427	32,169,313	(624,202)	26,910	(3,324,709)	674,666,739
Office equipment	11,829,640	561,994	(109,057)	(201,470)	(89,735)	11,991,372
Leased asset	652,296	13,381	—	—	(1,946)	663,731

	778,483,587	$34,614,201	$(735,146)	$(175,656)	$(3,972,021)	808,214,965

Accumulated depreciation
Land and land improvements	262,703	$14,070	$—	$—	$(17,220)	259,553
Buildings	63,239,922	4,379,585	(1,887)	402	(206,147)	67,411,875
Machinery and equipment	467,665,072	33,485,290	(612,529)	(102,034)	(2,632,607)	497,803,192
Office equipment	8,796,752	602,090	(108,768)	(104,770)	(73,729)	9,111,575
Leased asset	135,118	16,398	—	—	(292)	151,224

	540,099,567	$38,497,433	$(723,184)	$(206,402)	$(2,929,995)	574,737,419

Advance payments and construction in progress	21,868,167	$6,240,442	$—	$(45,850)	$657,992	28,720,751

	$260,252,187					$262,198,297

The Company entered into agreements to lease buildings that qualify as capital leases. The term of the leases ranged from December 2003 to December 2013. The future minimum lease payments as of June 30, 2009 were NT$801,101 thousand.

13.	DEFERRED CHARGES, NET

	Six Months Ended June 30, 2009
	Balance,					Effect of
	Beginning of					Exchange Rate	Balance, End of
	Period	Additions	Amortization	Disposals	Reclassification	Changes	Period

Technology license fee	$4,125,212	$—	$(473,181)	$—	$—	$2,167	$3,654,198
Software and system design costs	1,801,831	266,688	(447,338)	—	(4,372)	74	1,616,883
Patent and others	1,198,785	5,218	(147,519)	(96)	(6,035)	(310)	1,050,043

	$7,125,828	$271,906	$(1,068,038)	$(96)	$(10,407)	$1,931	$6,321,124

	Six Months Ended June 30, 2008
	Balance,					Effect of
	Beginning of					Exchange Rate	Balance, End of
	Period	Additions	Amortization	Disposals	Reclassification	Changes	Period

Technology license fee	$5,819,148	$8,756	$(844,135)	$—	$—	$(6,782)	$4,976,987
Software and system design costs	1,449,603	724,153	(400,817)	(14,279)	59	(81)	1,758,638
Patent and others	654,850	460,282	(95,262)	—	—	(330)	1,019,540

	$7,923,601	$1,193,191	$(1,340,214)	$(14,279)	$59	$(7,193)	$7,755,165

14.	BONDS PAYABLE

	June 30
	2009	2008
Domestic unsecured bonds:
Issued in January 2002 and repayable in January 2009 and 2012 in two installments, 2.75% and 3.00% interest payable annually, respectively	$4,500,000	$12,500,000
Current portion	—	(8,000,000)

	$4,500,000	$4,500,000

15.	LONG-TERM BANK LOANS

	June 30
	2009	2008

Secured loans:
Repayable from August 2009 in 17 quarterly installments, annual interest at 0.75%-2.70% in 2009 and at 2.94%-3.67% in 2008	$1,013,507	$721,020
US$20,000 thousand, repayable in full in one lump sum payment in November 2010, annual interest at 0.76-0.97% in 2009 and 3.62% in 2008	656,409	607,442
Repayable from December 2007 in 8 semi-annual installments, annual interest at 1.12%-2.42% in 2009 and 2.95%-3.23% in 2008	131,600	361,500
Repayable from March 2007 in 12 quarterly installments, annual interest at 3.06%-3.21%	—	63,708
Repayable from May 2007 in 16 quarterly installments, annual interest at 2.85%-2.93%	—	46,235
Repayable from April 2005 in 16 quarterly installments, annual interest at 2.85%-2.93%	—	26,985
Repayable from February 2005 in 17 quarterly installments, annual interest at 3.06%-3.09%	—	24,190
Unsecured loans:
Science Park Administration (SPA) SOC loan, repayable from October 2003 in 20 quarterly installments, interest-free	—	696

	1,801,516	1,851,776
Current portion	(308,971)	(261,656)

	$1,492,545	$1,590,120

Pursuant to the loan agreements, financial ratios calculated based on annual audited financial statements of TSMC China have to meet certain financial covenants. As of June 30, 2009, TSMC China was in compliance with such financial covenants. According to the terms of Xintec’s loan agreements, semi-annual and annual financial statements of XinTec must comply with predetermined financial covenants. As of June 30, 2009, XinTec was not in compliance with part of the aforementioned financial covenants. However, XinTec is currently negotiating with the financial institution to waive probable obligations arised from violation of the covenants. The Company did not expect any material impact on the Company’s financial statements.

As of June 30, 2009, future principal repayments for the long-term bank loans were as follows:

Year of Repayment	Amount

2009 (3rd to 4th quarter)	$154,485
2010	965,380
2011	276,071
2012	243,171
2013	162,409

$1,801,516

16.	OTHER LONG-TERM PAYABLES

	June 30
	2009	2008

Payables for acquisition of property, plant and equipment (Note 28g)	$8,553,019	$7,883,591
Payables for royalties	1,647,829	3,018,059

	10,200,848	10,901,650
Current portion (classified under accrued expenses and other current liabilities)	(1,703,213)	(2,012,071)

	$8,497,635	$8,889,579

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.

As of June 30, 2009, future payments for other long-term payables were as follows:

Year of Payment	Amount

2009 (3rd and 4th quarter)	$650,866
2010	1,242,422
2011	1,124,902
2012	685,180
2013	685,180
2014 and thereafter	5,812,298

$10,200,848

17.	PENSION PLANS
The pension mechanism under the Labor Pension Act is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC, XinTec and Mutual-Pak have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe and TSMC Canada are required by local regulations to make monthly contributions at certain percentages of the basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized pension cost of NT$358,282 thousand and NT$389,317 thousand for the six months ended June 30, 2009 and 2008, respectively.

TSMC, GUC and XinTec have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s service years and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the name of the committees in the Bank of Taiwan. The Company recognized pension cost of NT$144,816 thousand and NT$135,061 thousand for the six months ended June 30, 2009 and 2008, respectively.

Movements of the Fund and accrued pension cost under the defined benefit plan were summarized as follows:

	Six Months Ended June 30
	2009	2008
The Fund
Balance, beginning of period	$2,434,876	$2,184,435
Contributions	99,908	111,621
Interest	53,066	72,210
Payments	(37,801)	(13,726)

Balance, end of period	$2,550,049	$2,354,540

Accrued pension cost
Balance, beginning of period	$3,701,584	$3,665,522
Accruals	48,918	33,050

Balance, end of period	$3,750,502	$3,698,572

18.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rates and income tax currently payable was as follows:

	Six Months Ended June 30
	2009	2008

Income tax expense based on “income before income tax” at statutory rate	$7,050,740	$16,115,433
Tax effect of the following:
Tax-exempt income	(3,246,392)	(5,101,163)
Temporary and permanent differences	2,136,464	741,646
Others	69,174	41,333
Additional tax at 10% on unappropriated earnings	19,237	13,926
Net operating loss carryforwards used	(41,243)	(330,739)
Income tax credits used	(2,889,391)	(5,672,001)

Income tax currently payable	$3,098,589	$5,808,435

b.	Income tax expense consisted of the following:

	Six Months Ended June 30
	2009	2008

Income tax currently payable	$3,098,589	$5,808,435
Income tax adjustments on prior years	(1,155,898)	(707,255)
Other income tax adjustments	(37,876)	37,045
Net change in deferred income tax assets
Investment tax credits	(2,428,140)	1,216,954
Net operating loss carryforwards	(176,527)	243,615
Temporary differences	54,728	(268,565)
Valuation allowance	1,849,390	508,523

Income tax expense	$1,204,266	$6,838,752

c.	Net deferred income tax assets consisted of the following:

	June 30
	2009	2008

Current deferred income tax assets
Investment tax credits	$5,056,379	$6,126,540
Temporary differences	1,471,998	759,818
Valuation allowance	(461,342)	(500,227)

	$6,067,035	$6,386,131

Noncurrent deferred income tax assets
Investment tax credits	$11,569,375	$7,914,720
Net operating loss carryforwards	3,759,283	3,469,904
Temporary differences	(1,600,798)	(2,456,221)
Valuation allowance	(8,492,005)	(4,143,549)

	$5,235,855	$4,784,854

The amendment of Article 5 of the Income Tax Law which was public in May, 2009 announced that the income tax rate of profit-seeking enterprises reduces from 25% to 20% since 2010. The Company recalculated its deferred tax assets and liabilities in accordance with the amended Article and adjusted the resulting difference as an income tax benefit and expense.

As of June 30, 2009, the net operating loss carryforwards were generated by WaferTech, TSMC Development, TSMC Technology, XinTec and Mutual-Pak and would expire on various dates through 2026.
d.	Integrated income tax information:

The balance of the imputation credit account (ICA) of TSMC as of June 30, 2009 and 2008 was NT$8,102,454 thousand and NT$12,141,222 thousand, respectively.

The estimated and actual creditable ratio for distribution of TSMC’s earnings of 2008 and 2007 was 9.06% and 9.83%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The expected creditable ratio may change when the actual distribution of imputation credit is made.
e.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of June 30, 2009, investment tax credits of TSMC, GUC, XinTec and Mutual-Pak consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$507,244	$500,000	2009
		1,168,087	110,488	2010
		4,658,983	4,658,983	2011
		3,078,705	3,078,705	2012
		47,581	47,581	2013

		$9,460,600	$8,395,757

Statute for Upgrading Industries	Research and development expenditures	$2,711,736	$888,563	2010
		2,826,406	2,825,068	2011
		2,965,423	2,965,423	2012
		1,293,656	1,293,656	2013

		$9,797,221	$7,972,710

Statute for Upgrading Industries	Personnel training expenditures	$37	$—	2009
		23,905	23,905	2010
		37,356	37,356	2011
		28,946	28,946	2012
		175	175	2013

		$90,419	$90,382

Statute for Upgrading Industries	Investments in important technology-based enterprises	$87,101	$87,101	2009
		79,804	79,804	2010

		$166,905	$166,905

g.	The profits generated from the following projects of TSMC, GUC and XinTec are exempt from income tax for a five-year period:

Tax-Exemption Periods

Construction of Fab 14 — Module A	2006 to 2010
Construction of Fab 12 — Module B and expansion of Fab 14 — Module A	2007 to 2011
Construction of Fab 14 — Module B and expansion of Fab 12 and others	2008 to 2012
2003 plant expansion of GUC	2007 to 2011
2003 plant expansion of XinTec	2007 to 2011
h.	The tax authorities have examined income tax returns of TSMC through 2006. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

19.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Six Months Ended June 30, 2009
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary and bonus	$7,142,575	$6,203,912	$13,346,487
Labor and health insurance	339,727	270,692	610,419
Pension	292,380	210,718	503,098
Meal	206,162	87,602	293,764
Welfare	250,085	108,932	359,017
Others	46,548	137,036	183,584

	$8,277,477	$7,018,892	$15,296,369

Depreciation	$37,506,468	$1,950,990	$39,457,458

Amortization	$638,559	$429,479	$1,068,038

	Six Months Ended June 30, 2008
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary and bonus	$10,294,436	$8,505,686	$18,800,122
Labor and health insurance	384,315	238,801	623,116
Pension	319,124	205,254	524,378
Meal	237,428	95,051	332,479
Welfare	338,003	138,817	476,820
Others	102,942	78,497	181,439

	$11,676,248	$9,262,106	$20,938,354

Depreciation	$36,348,092	$2,140,748	$38,488,840

Amortization	$925,533	$414,681	$1,340,214

20.	SHAREHOLDERS’ EQUITY
As of June 30, 2009, 1,092,053 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,460,265 thousand (one ADS represents five common shares).
Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital. Also, the capital surplus from long-term investments may not be used for any purpose.

Capital surplus consisted of the following:

	June 30
	2009	2008

Additional paid-in capital	$23,289,667	$18,295,464
From merger	22,805,390	23,276,911
From convertible bonds	8,893,190	9,077,065
From long-term investments	343,233	164,871
Donations	55	55
From treasury stock transactions	—	102,279

	$55,331,535	$50,916,645

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and bonus to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.
Any appropriations of the profits are subjected to shareholders’ approval in the following year.
TSMC has recorded bonuses to employees and directors with an estimate based on historical experience with a charge to earnings of approximately 15% of its net income. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If stock bonuses are resolved to be distributed to employees, the number of shares is determined by dividing the amount of bonuses by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.
TSMC no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.
The appropriation for legal capital reserve shall be made until the reserve equals TSMC’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if TSMC has no unappropriated earnings and the reserve balance has exceeded 50% of TSMC’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of TSMC’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.
The appropriations of earnings for 2008 and 2007 had been approved in TSMC’s shareholders meetings held on June 10, 2009 and June 13, 2008, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriations of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2008	Year 2007	Year 2008	Year 2007

Legal capital reserve	$9,993,317	$10,917,709
Special capital reserve	(391,857)	(237,693)
Bonus to employees — in cash	—	3,939,883
Bonus to employees — in stock	—	3,939,883
Cash dividends to shareholders	76,876,312	76,881,311	$3.00	$3.00
Stock dividends to shareholders	512,509	512,542	0.02	0.02
Bonus to directors	—	176,890

	$86,990,281	$96,130,525

Bonus to employees to be paid in cash and in stock as well as bonus to directors in the amounts of NT$7,494,988 thousand, NT$7,494,988 thousand and NT$158,080 thousand for 2008, respectively, had been approved in the shareholders’ meeting held on June 10, 2009. The employee stock bonus of 141,870 thousand shares were determined by the closing price of the TSMC’s common share (after considering the effect of dividends) of the day immediately preceding the shareholders’ meeting, which is NT$52.83. The resolved amounts of the bonus to employees and to directors were consistent with the resolutions of meeting of the Board of Directors held on February 10, 2009 and same amount had been charged against earnings of 2008.
TSMC’s shareholders meeting held on June 10, 2009 also resolved to distribute stock dividends out of capital surplus, and stock dividends to shareholders as well as bonus to employee to be paid in stock in the amount of NT$768,763 thousand, NT$512,509 thousand and NT$7,494,988 thousand, respectively. The aforementioned capital increase had been approved by SFB and has taken effect on July 21, 2009.
The information about the appropriations of bonuses to employees and directors is available at the Market Observation Post System website.
Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

21.	STOCK-BASED COMPENSATION PLANS
TSMC’s Employee Stock Option Plans consisting of the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equals to the closing price of TSMC’s common shares listed on the TSE on the grant date.
Options of the aforementioned plans that had never been granted or had been granted but subsequently cancelled had expired as of June 30, 2009.
Information about TSMC’s outstanding stock options for the six months ended June 30, 2009 and 2008 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Six months ended June 30, 2009

Balance, beginning of period	36,234	$35.3
Options exercised	(919)	31.4
Options canceled	(243)	46.4

Balance, end of period	35,072	35.3

Six months ended June 30, 2008

Balance, beginning of period	41,875	$37.4
Options exercised	(4,267)	40.2
Options canceled	(260)	46.8

Balance, end of period	37,348	37.0

The number of outstanding options and exercise prices had been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.
As of June 30, 2009, information about TSMC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
	Number of	Remaining	Exercise	Number of	Exercise
Range of Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)

$24.2- $33.9	24,903	3.66	$31.0	24,903	$31.0
38.2- 50.4	10,169	5.39	45.8	10,160	45.8

	35,072		35.3	35,063	35.3

GUC’s Employee Stock Option Plans, consisting of the GUC 2003 Plan and GUC 2002 Plan, were approved by its Board of Directors on January 23, 2003 and July 1, 2002, respectively. The maximum number of options authorized to be granted under the GUC 2003 Plan and GUC 2002 Plan was 7,535 and 5,000, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercisable. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.
Moreover, the GUC 2007 Plan, GUC 2006 Plan and GUC 2004 Plan were approved by the SFB on November 28, 2007, July 3, 2006 and August 16, 2004 to grant a maximum of 1,999 options, 3,665 options and 2,500 options, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercisable. The options may be granted to qualified employees of GUC or any of its subsidiaries. Except for the options of the GUC 2006 Plan which are valid until August 15, 2011, the options of the other two GUC option Plans were valid for six years. Options of all three Plans are exercisable at certain percentages subsequent to the second anniversary of the grant date.
Information about GUC’s outstanding stock options for the six months ended June 30, 2009 and 2008 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Prices (NT$)
Six months ended June 30, 2009

Balance, beginning of period	5,557	$66.6
Options exercised	(846)	11.6
Options canceled	(226)	34.7

Balance, end of period	4,485	78.5

Six months ended June 30, 2008

Balance, beginning of period	7,598	$60.3
Options exercised	(462)	10.3
Options canceled	(66)	194.0

Balance, end of period	7,070	61.5

The number of outstanding options and exercise prices have been adjusted to reflect the appropriation of earnings by GUC in accordance with the plans.
As of June 30, 2009, information about GUC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
		Remaining	Exercise		Exercise
Range of Exercise	Number of	Contractual	Price	Number of	Price
Price (NT$)	Options	Life (Years)	(NT$)	Options	(NT$)

$8.9-$10.5	898	2.25	$9.3	569	$9.5
16.4	1,866	2.17	16.4	238	16.4
182.0	1,721	4.50	182.0	—	—

	4,485		78.5	807	11.5

XinTec’s Employee Stock Option Plans, consisting of the XinTec 2007 Plan and XinTec 2006 Plan, were approved by the SFB on June 26, 2007 and July 3, 2006, respectively. The maximum number of options authorized to be granted under the XinTec 2007 Plan and XinTec 2006 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of XinTec when exercisable. The options may be granted to qualified employees of XinTec or any of its subsidiaries. The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.
Information about XinTec’s outstanding stock options for the six months ended June 30, 2009 and 2008 as follows:

		Weighted-
	Number of	average
	Options	Exercise
	(in Thousands)	Price (NT$)
Six months ended June 30, 2009

Balance, beginning of period	7,442	$14.8
Options exercised	(1,055)	12.9
Options canceled	(650)	16.5

Balance, end of period	5,737	15.0

Six months ended June 30, 2008

Balance, beginning of period	9,642	$15.1
Options canceled	(686)	15.4

Balance, end of period	8,956	15.1

The exercise prices have been adjusted to reflect the appropriation of earnings by XinTec in accordance with the plans.
As of June 30, 2009, information about XinTec’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
	Number of	Remaining	Exercise	Number of	Exercise
Range of Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)

$12.4-$14.3	2,810	7.28	$12.6	527	$12.7
15.4 - 19.4	2,927	8.16	17.3	780	—

	5,737		15.0	1,307	12.7

No compensation cost was recognized under the intrinsic value method for the six months ended June 30, 2009 and 2008. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of the Company for the six months ended June 30, 2009 and 2008 would have been as follows:

		Six Months Ended June 30
		2009	2008
Assumptions:
TSMC	Expected dividend yield	1.00%-3.44%	1.00%-3.44%
	Expected volatility	43.77%-46.15%	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%	3.07%-3.85%
	Expected life	5 years	5 years

GUC	Expected dividend yield	0.00%-0.60%	0.00%-0.60%
	Expected volatility	22.65%-45.47%	22.65%-45.47%
	Risk free interest rate	2.12%-2.56%	2.12%-2.56%
	Expected life	3-6 years	3-6 years

XinTec	Expected dividend yield	0.80%	0.80%
	Expected volatility	31.79%-47.42%	31.79%-47.42%
	Risk free interest rate	1.88%-2.45%	1.88%-2.45%
	Expected life	3 years	3 years

Net income attributable to shareholders of the parent:
As reported		$26,000,519	$56,913,888
Pro forma		25,823,759	56,802,663

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported		$1.01	$2.17
Pro forma basic EPS		1.00	2.16
Diluted EPS as reported		1.00	2.16
Pro forma diluted EPS		1.00	2.16

22.	TREASURY STOCK

(Shares in Thousands)

	Beginning			Ending
	Shares	Addition	Retirement	Shares
Six months ended June 30, 2008

Parent company stock held by subsidiaries	34,096	—	—	34,096
Repurchase under share buyback plan	800,000	216,674	800,000	216,674

	834,096	216,674	800,000	250,770

As of June 30, 2008, the book value of the treasury stock was NT$14,845,498 thousand and the market value was NT$16,300,044 thousand. TSMC’s common shares held by subsidiaries were treated as treasury stock and the holders are entitled to the rights of shareholders, with the exception of voting right.

TSMC held a meeting of the Board of Directors on November 13, 2007 and approved a share buyback plan to repurchase TSMC’s common shares up to 800,000 thousand shares listed on the TSE during the period from November 14, 2007 to January 13, 2008 for the buyback price in the range from NT$43.2 to NT$94.2. TSMC had repurchased 800,000 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired in February 2008.

TSMC held a meeting of the Board of Directors on May 13, 2008 and approved a share buyback plan to repurchase TSMC’s common shares up to 500,000 thousand shares listed on the TSE during the period from May 14, 2008 to July 13, 2008 for the buyback price in the range from NT$48.25 to NT$100.50. TSMC had repurchased 216,674 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired in August 2008.

TSMC merged Chi Cherng and Hsin Ruey in the third quarter of 2008. TSMC’s common shares held by Chi Cherng and Hsin Ruey in the number of 34,267 thousand shares were retired in August 2008.

23.	EARNINGS PER SHARE
EPS was computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Six months ended June 30, 2009

Basic EPS
Earnings attributable to shareholders of the parent	$27,192,976	$26,000,519	25,770,637	$1.06	$1.01

Effect of dilutive potential common shares
Bonus to employees	—	—	163,412
Stock options	—	—	10,118

Diluted EPS
Earnings attributable to shareholders of the parent (including effect of dilutive potential common shares)	$27,192,976	$26,000,519	25,944,167	$1.05	$1.00

Six months ended June 30, 2008

Basic EPS
Earnings attributable to shareholders of the parent	$63,736,122	$56,913,888	26,245,748	$2.43	$2.17

Effect of dilutive potential common shares
Bonus to employees	—	—	69,348
Stock options	—	—	17,401

Diluted EPS
Earnings attributable to shareholders of the parent (including effect of dilutive potential common shares)	$63,736,122	$56,913,888	26,332,497	$2.42	$2.16

As discussed in Note 3, effective January 1, 2008, the Company adopted Interpretation 2007-052 that requires companies to record bonuses paid to employees as an expense rather than as an appropriation of earnings. If the Company may settle the obligation by cash, by issuing share, or in combination of both cash and shares, potential shares from bonus to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of bonus to employees by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of employee bonus are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been retroactively adjusted for the issuance of stock dividends and employee stock bonuses. This adjustment caused each of the basic and diluted after income tax EPS for the six months ended June 30, 2008 to decrease from NT$2.22 to NT$2.17 and NT$2.22 to NT$2.16, respectively.

24.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	June 30
	2009		2008
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$39,193	$39,193	$44,912	$44,912
Available-for-sale financial assets	2,771,821	2,771,821	32,825,625	32,825,625
Held-to-maturity financial assets	16,597,546	16,718,013	13,012,119	13,004,523

Liabilities

Financial liabilities at fair value through profit or loss	32,966	32,966	118,146	118,146
Bonds payable (including current portion)	4,500,000	4,592,795	12,500,000	12,642,479
Long-term bank loans (including current portion)	1,801,516	1,801,516	1,851,776	1,851,776
Other long-term payables (including current portion)	10,200,848	10,200,848	10,901,650	10,901,650
Obligations under capital leases	720,091	720,091	663,731	663,731
b.	Methods and assumptions used in the estimation of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives and structured time deposits, fair values of financial assets at fair value through profit or loss, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	For those derivatives and structured time deposits with no quoted market prices, their fair values are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximates their carrying amount.
c.	The changes in fair value of derivatives contracts which were outstanding as of June 30, 2009 and 2008 estimated using valuation techniques were recognized gains of NT$6,227 thousand and losses of NT$94,918 thousand, respectively.

d.	As of June 30, 2009 and 2008, financial assets exposed to fair value interest rate risk were NT$18,904,099 thousand and NT$45,274,832 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$4,532,966 thousand and NT$12,618,146 thousand, respectively; and financial liabilities exposed to cash flow interest rate risk were NT$1,801,516 thousand and NT$1,851,080 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the six months ended June 30, 2009 and 2008 were as follows:

	Six Months Ended June 30, 2009
		Form
	Form	Available-
	Available-	for-sale
	for-sale	Financial
	Financial	Assets Held
	Assets	by Investees	Total

Balance, beginning of period	$(198,413)	$(88,929)	$(287,342)
Recognized directly in shareholders’ equity	339,270	48,192	387,462
Removed from shareholders’ equity and recognized in earnings	244,118	—	244,118

Balance, end of period	$384,975	$(40,737)	$344,238

	Six Months Ended June 30, 2008
		Form
	Form	Available-
	Available-	for-sale
	for-sale	Financial
	Financial	Assets Held
	Assets	by Investees	Total

Balance, beginning of period	$627,838	$53,159	$680,997
Recognized directly in shareholders’ equity	481,508	(68,594)	412,914
Removed from shareholders’ equity and recognized in earnings	(625,162)	—	(625,162)

Balance, end of period	$484,184	$(15,435)	$468,749

f.	Information about financial risk
1)	Market risk. The publicly traded stocks categorized as financial assets at fair value through profit or loss are exposed to market price fluctuations. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates would result in changes in fair value of these debt securities. Subject to recent turmoil in the global financial market, the Company evaluated its financial assets and determined that certain impairment for its asset-backed securities is other-than-temporary. The Company had appropriately recognized related impairment losses.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. Subject to recent turmoil in the global financial market, the Company evaluated the financial instruments for any possible counter-party or third-party default. As a result of the evaluation, the Company determined that certain financial instruments are exposed to credit risk and had appropriately recognized related impairment losses.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

25.	RELATED PARTY TRANSACTIONS
Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:
a.	Investees of TSMC

VIS (accounted for using equity method) SSMC (accounted for using equity method)

b.	VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method by TSMC

c.	Others

Related parties over which the Company has significant influence but with which the Company had no material transactions.

	2009		2008
	Amount	%	Amount	%
Six months ended June 30

Sales
VIS	$69,218	—	$46,425	—
VisEra	1,137	—	29,172	—
SSMC	3	—	1,830	—

	$70,358	—	$77,427	—

Purchases
SSMC	$1,422,840	2	$2,300,893	2
VIS	1,406,142	2	1,741,101	2
VisEra	2,685	—	594	—

	$2,831,667	4	$4,042,588	4

Manufacturing expenses
VisEra	$37,692	—	$74,343	—

Research and development expenses
VisEra	$306	—	$8,699	—
VIS	9	—	—	—

	$315	—	$8,699	—

	2009		2008
	Amount	%	Amount	%
Non-operating income and gains
VIS (primarily technical service income; see Note 28e)	$88,964	4	$181,670	2
SSMC (primarily technical service income; see Note 28d)	57,560	2	131,194	2
VisEra	129	—	70,381	1

	$146,653	6	$383,245	5

As of June 30

Receivables
VisEra	$447	100	$3,530	100

Other receivables
VIS	$373,849	91	$1,132,499	91
SSMC	36,923	9	108,319	9
VisEra	1,050	—	—	—

	$411,822	100	$1,240,818	100

Payables
VIS	$737,352	64	$690,644	57
SSMC	400,558	35	11,926	1
VisEra	6,414	1	501,436	42

	$1,144,324	100	$1,204,006	100

Deferred credits
VisEra	$—	—	$31,087	7

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TSMC deferred the gains (classified under deferred credits) derived from sales of property, plant and equipment to VisEra, and then recognized such gains (classified under non-operating income and gains) over the depreciable lives of the disposed assets.

TSMC leased certain buildings and facilities to VisEra. The related rental income was classified under non-operating income and gains. The lease terms and prices were determined in accordance with mutual agreements. The lease agreement between TSMC and VisEra expired in April 2008.

26.	PLEDGED OR MORTGAGED ASSETS
The Company provided certain assets as collateral mainly for long-term bank loans, land lease agreements and customs duty guarantee, which were as follows:

	June 30
	2009	2008

Other financial assets	$654,619	$27,798
Property, plant and equipment, net	2,991,511	4,804,734

	$3,646,130	$4,832,532

27.	SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land and office premises from the SPA and Jhongli Industrial Park Service Center. These operating leases expire on various dates from December 2009 to December 2028 and can be renewed upon expiration.
The Company entered into lease agreements for its office premises and certain office equipment located in the United State, Europe, Japan, Shanghai and Taiwan. These operating leases expire between 2009 and 2016 and can be renewed upon expiration.
As of June 30, 2009, future lease payments were as follows:

Year	Amount
2009 (3rd and 4th quarter)	$265,363
2010	456,754
2011	404,511
2012	423,253
2013	396,048
2014 and thereafter	2,586,979

$4,532,908

28.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES
Significant commitments and contingencies of the Company as of June 30, 2009, excluding those disclosed in other notes, were as follows:
a.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of June 30, 2009, TSMC had a total of US$35,302 thousand of guarantee deposits.

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP B.V.) committed to buy specific percentages of the production capacity of SSMC. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and will be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

e.	TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.

f.	TSMC, TSMC North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC North America and WaferTech patents and misappropriated TSMC, TSMC North America and WaferTech’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay US$175 million over six years to resolve TSMC, TSMC North America and WaferTech’s claims. As of June 30, 2009, SMIC had paid US$135 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC, TSMC North America and WaferTech in the same court, alleging TSMC, TSMC North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC North America and WaferTech’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC North America and WaferTech alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on TSMC, TSMC North America and WaferTech’s pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found “TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement” with SMIC. The Court also found “TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC’s 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case.” Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC’s third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC North America and WaferTech. In January 2009, the court in the California action held a four-day bench trial to determine whether a Settlement Agreement existed between the parties, and if there were an agreement, the interpretation of certain terms. SMIC contended that there was no binding Settlement Agreement, and TSMC, TSMC North America and

WaferTech contended that the Settlement Agreement signed on January 30, 2005 and finalized shortly thereafter and repeatedly ratified bound the parties. On March 10, 2009, the Court issued its Statement of Decision. The Court rejected SMIC’s contention, and found that the parties were bound by the Settlement Agreement identified by TSMC, TSMC North America and WaferTech. The Court also interpreted the meaning of certain provisions within the Settlement Agreement. Regarding the claims raised by SMIC in the Beijing lawsuit, the Beijing People’s High Court has on June 10, 2009 rejected those claims and dismissed the lawsuit. SMIC has appealed. The matters are pending in both courts. The result of the above-mentioned litigation cannot be determined at this time.

g.	The Company entered into an agreement with a counterparty in 2003 whereby TSMC China is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC China is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC China since 2004 and are being depreciated over their estimated service lives. The related obligation totaled NT$8,553,019 thousand and NT$7,883,591 thousand as of June 30, 2009 and 2008, respectively, which is included in other long-term payables on the Company’s consolidated balance sheets.

h.	Amounts available under unused letters of credit as of June 30, 2009 were NT$19,363 thousand.

29.	ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for TSMC and its investees in which all significant intercompany balances and transactions are eliminated upon consolidation:
a.	Financing provided: None;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: None;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

i.	Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 5 attached;

j.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investment: Please see Table 6 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Table 7 attached.
k.	Intercompany relationships and significant intercompany transactions: Please see Table 7 attached.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES HELD
JUNE 30, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				June 30, 2009
							Market Value or Net
				Shares/Units	Carrying Value	Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership (%)	(US$ in Thousands)	Note
TSMC	Corporate bond
	Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	—	$1,035,686	N/A	$1,035,686
	Formosa Petrochemical Corporation	—	Held-to-maturity financial assets	—	3,377,910	N/A	3,400,029
	Taiwan Power Company	—	²	—	3,360,659	N/A	3,370,778
	Nan Ya Plastics Corporation	—	²	—	2,697,204	N/A	2,726,018
	Formosa Plastics Corporation	—	²	—	1,569,297	N/A	1,583,713
	China Steel Corporation	—	²	—	1,204,374	N/A	1,226,296
	CPC Corporation, Taiwan	—	²	—	1,000,066	N/A	999,793

	Government bond
	2003 Asian Development Bank Govt. Bond	—	Held-to-maturity financial assets	—	883,433	N/A	875,103

	Stocks
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	46,275,534	100	46,275,534
	TSMC Partners	Subsidiary	²	988,268	32,889,200	100	32,889,200
	VIS	Investee accounted for using equity method	²	628,223	9,209,323	37	8,166,905
	SSMC	Investee accounted for using equity method	²	314	5,744,178	39	5,070,531
	TSMC North America	Subsidiary	²	11,000	2,593,228	100	2,593,228
	XinTec	Investee with a controlling financial interest	²	92,620	1,349,779	42	1,299,653
	GUC	Investee with a controlling financial interest	²	44,904	920,198	36	6,915,187
	TSMC Europe	Subsidiary	²	—	141,821	100	141,821
	TSMC Japan	Subsidiary	²	6	132,285	100	132,285
	TSMC Korea	Subsidiary	²	80	16,576	100	16,576
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	277,884
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	²	10,500	105,000	7	325,997
	W.K. Technology Fund IV	—	²	4,000	40,000	2	41,033

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—	103,992	12	103,992
	Crimson Asia Capital	—	²	—	58,484	1	58,484

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—	4,286,079	100	4,285,507
	VTAF III	Subsidiary	²	—	1,418,421	98	1,401,742
	VTAF II	Subsidiary	²	—	807,446	98	802,990
	Emerging Alliance	Subsidiary	²	—	332,124	99	332,124
(Continued)

				June 30, 2009
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,669	N/A	US$	20,625
	General Elec Cap Corp. Mtn	—	²	—	US$	20,257	N/A	US$	20,761

	Stocks
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	677,274	100	US$	677,274
	VisEra Holding Company	Investee accounted for using equity method	²	43,000	US$	65,749	49	US$	65,749
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	²	32,289	US$	29,763	97	US$	29,763
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	²	7,680	US$	8,924	97	US$	8,924
	TSMC Technology	Subsidiary	²	1	US$	8,630	100	US$	8,630
	TSMC Canada	Subsidiary	²	2,300	US$	2,814	100	US$	2,814

TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20,391	N/A	US$	20,761
	JP Morgan Chase & Co.	—	²	—	US$	15,000	N/A	US$	15,135

	Stocks
	WaferTech	Subsidiary	Investments accounted for using equity method	293,637	US$	186,304	100	US$	186,304

Emerging Alliance	Common stock
	RichWave Technology Corp.	—	Financial assets carried at cost	4,247	US$	1,648	10	US$	1,648
	Global Investment Holding Inc.	—	²	10,000	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	1	US$	250
	Axiom Microdevices, Inc.	—	²	1,000	US$	24	1	US$	24
	GemFire Corporation	—	²	—	US$	31	—	US$	31
	Mosaic Systems, Inc.	—	²	2,481	US$	12	6	US$	12
	Next IO, Inc.	—	²	800	US$	500	1	US$	500
	Optichron, Inc.	—	²	714	US$	1,000	2	US$	1,000
	Optimal Corporation	—	²	—	US$	229	—	US$	229
	Pixim, Inc.	—	²	4,642	US$	1,137	2	US$	1,137
	QST Holding, LLC	—	²	—	US$	131	4	US$	131
	Teknovus, Inc.	—	²	6,977	US$	1,327	2	US$	1,327

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	8		-

VTAF II	Common stock
	Leadtrend	—	Financial assets carried at cost	1,265	US$	660	5	US$	660
	RichWave Technology Corp.	—	²	1,043	US$	730	1	US$	730
	Sentelic	—	²	1,200	US$	2,040	15	US$	2,040

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	15	US$	2,168
	Aquantia	—	²	2,108	US$	2,573	5	US$	2,573
	Audience, Inc.	—	²	7,956	US$	1,838	2	US$	1,838
	Axiom Microdevices, Inc.	—	²	7,017	US$	757	13	US$	757
(Continued)

				June 30, 2009
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Beceem Communications	—	Financial assets carried at cost	834	US$	1,701	1	US$	1,701
	GemFire Corporation	—	²	600	US$	68	1	US$	68
	Impinj, Inc.	—	²	475	US$	1,000	—	US$	1,000
	Next IO, Inc.	—	²	3,795	US$	953	2	US$	953
	Optichron, Inc.	—	²	1,050	US$	1,844	4	US$	1,844
	Pixim, Inc.	—	²	32,836	US$	1,878	2	US$	1,878
	Power Analog Microelectronics	—	²	5,232	US$	2,790	18	US$	2,790
	QST Holding, LLC	—	²	—	US$	415	13	US$	415
	Teknovus, Inc.	—	²	1,599	US$	454	—	US$	454
	Xceive	—	²	870	US$	1,177	2	US$	1,177

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	24		—

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	4,590	US$	1,172	51	US$	1,172

	Acionn Technology Corporation	Investee accounted for using equity method	²	4,500	US$	830	41	US$	830

	Preferred stock
	Advasense Sensors, Inc.	—	Financial assets carried at cost	1,929	US$	188	6	US$	188
	Auramicro, Inc.	—	²	3,816	US$	1,145	20	US$	1,145
	BridgeLux, Inc.	—	²	3,333	US$	5,000	3	US$	5,000
	Exclara, Inc.	—	²	21,708	US$	4,568	18	US$	4,568
	GTBF, Inc.	—	²	1,154	US$	1,500	N/A	US$	1,500
	InvenSense, Inc.	—	²	816	US$	1,000	1	US$	1,000
	LiquidLeds Lighting Corp.	—	²	1,600	US$	800	11	US$	800
	M2000, Inc.	—	²	3,000	US$	3,000	5	US$	3,000
	Neoconix, Inc.	—	²	2,458	US$	4,000	6	US$	4,000
	Powervation, Ltd.	—	²	191	US$	2,930	19	US$	2,930
	Quellan, Inc.	—	²	3,106	US$	3,500	6	US$	3,500
	Silicon Technical Services, LLC	—	²	1,055	US$	1,208	2	US$	1,208
	Tilera, Inc.	—	²	3,222	US$	2,781	3	US$	2,781
	Validity Sensors, Inc.	—	²	8,070	US$	3,089	3	US$	3,089

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	887	100	US$	887
	VTA Holdings	Subsidiary	²	—		—	68		—

Growth Fund	Common stock
	Staccato	—	Financial assets carried at cost	10	US$	25	—	US$	25
	SiliconBlue Technologies Inc.	—	²	5,107	US$	762	2	US$	762

ISDF	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,364	US$	5,781	6	US$	5,781
	Capella Microsystems (Taiwan), Inc.	—	Financial assets carried at cost	530	US$	154	2	US$	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	2,872	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	²	1,008	US$	290	1	US$	290
	NanoAmp Solutions, Inc.	—	²	541	US$	327	2	US$	327
	Sonics, Inc.	—	²	230	US$	730	2	US$	730
(Continued)

				June 30, 2009
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
ISDF II	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,145	US$	4,853	5	US$	4,853
	Richtek Technology Corp.	—	²	224	US$	1,407	—	US$	1,407
	Ralink Technology (Taiwan), Inc.	—	²	243	US$	694	—	US$	694
	Treadchip Technologies Corp.	—	²	883	US$	2,637	3	US$	2,637
	Sonics, Inc.	—	Financial assets carried at cost	278	US$	32	3	US$	32
	Epic Communication, Inc.	—	²	50	US$	23	—	US$	23
	EON Technology, Corp.	—	²	2,494	US$	691	3	US$	691
	Goyatek Technology, Corp.	—	²	932	US$	545	6	US$	545
	Capella Microsystems (Taiwan), Inc.	—	²	534	US$	210	2	US$	210
	Auden Technology MFG. Co., Ltd.	—	²	1,049	US$	223	3	US$	223

	Preferred stock
	Alchip Technologies Limited	—	Financial assets carried at cost	6,979	US$	3,664	18	US$	3,664
	FangTek, Inc.	—	²	7,064	US$	3,428	16	US$	3,428
	Kilopass Technology, Inc.	—	²	3,887	US$	1,000	5	US$	1,000
	NanoAmp Solutions, Inc.	—	²	375	US$	227	1	US$	227
	Sonics, Inc.	—	²	264	US$	1,685	3	US$	1,685

GUC	Open-end mutual funds
	Prudential Financial Bond Fund	—	Available-for-sale financial assets	11,261		170,272	—		170,272
	PCA Well Pool Fund	—	²	13,121		170,211	—		170,211
	Jih Sun Bond Fund	—	²	7,804		110,024	—		110,024
	Hua Nan Phoenix Bond Fund	—	²	6,434		100,111	—		100,111
	FSITC Taiwan Bond Fund	—	²	500		85,164	—		85,164
	Uni-President James Bond Fund	—	²	4,392		70,152	—		70,152
	Yuanta Wan Tai Bond Fund	—	²	1,385		20,019	—		20,019
	Cathay Bond Fund	—	²	1,259		15,026	—		15,026

	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	800		35,618	100		35,618
	GUC-Japan	Subsidiary	²	1		12,101	100		12,101
	GUC-Europe	Subsidiary	²	—		5,137	100		5,137
	GUC-BVI	Subsidiary	²	50		1,641	100		1,641

XinTec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3		—

TSMC Global	Government bonds
	United States Treas Nts	—	Available-for-sale financial assets	10,392	US$	10,600	N/A	US$	10,600

	Corporate issued asset-backed securities
	Cbass Tr	—	Available-for-sale financial assets	4,260	US$	832	N/A	US$	832
	Credit Suisse First Boston Mtg	—	²	3,580	US$	393	N/A	US$	393
	First Franklin Mtg Ln Tr	—	²	4,300	US$	375	N/A	US$	375
	Gs Mtg Secs Corp.	—	²	4,049	US$	786	N/A	US$	786
	Home Equity Mortgage Trust	—	²	3,750	US$	537	N/A	US$	537
	Home Equity Mtg Tr 2006 4	—	²	4,200	US$	225	N/A	US$	225
	Nomura Asset Accep Corp.	—	²	4,150	US$	428	N/A	US$	428
	Terwin Mtg Tr	—	²	4,150	US$	278	N/A	US$	278

	Money market funds
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	498	US$	498	N/A	US$	498
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition			Disposal (Note 2)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)
TSMC	Corporate bond
	Taiwan Mobile Co., Ltd.	Available-for-sale financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—		$2,032,658	—		$—	—		$1,037,370		$1,000,000		$37,370	—		$1,035,686
	Formosa Petrochemical Corporation	Held-to-maturity financial assets	²	—	—		3,554,908	—		355,966	—		—		—		—	—		3,377,910
	Formosa Plastic Corporation	²	²	—	—		2,385,285	—		101,729	—		—		—		—	—		1,569,297

	China Steel Corporation	²	²	—	—		1,000,000	—		204,990	—		—		—		—	—		1,204,374

	Government bond
	European Investment Bank Bonds	Held-to-maturity financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—		383,387	—		—	—		400,000		383,909		16,091	—		—

	Capital
	VTAF III	Investments accounted for using equity method	—	Subsidiary	—		1,305,605	—		210,999	—		—		—		—	—		1,418,421

TSMC	Corporate bond
Development	Morgan Chase & Co.	Held-to-maturity financial assets	JP Morgan Securitied Inc.	—	—		—	—	US$	15,000	—		—		—		—	—	US$	15,000

GUC	Open-end mutual funds
	Prudential Financial Bond Fund	Available-for-sale financial assets	Prudential Financial Securities Investment Trust Enterprise	—	—		—	11,261		170,000	—		—		—		—	11,261		170,272
	PCA Well Pool Fund	²	PCA Securities Investment Trust Co., Ltd.	—	—		—	13,121		170,000	—		—		—		—	13,121		170,211
	Jih Sun Bond Fund	²	Jih Sun Investment Trust Co., Ltd.	—	—		—	7,804		110,000	—		—		—		—	7,804		110,024
	Hua Nan Phoenix Bond Fund	²	Hua Nan Investment Trust Co., Ltd.	—	—		—	6,434		100,000	—		—		—		—	6,434		100,111

TSMC Global	Corporate issued asset- backed securities
	Banc Amer Coml Mtg Inc.	Available-for-sale financial assets	—	—	4,597	US$	4,584	—		—	4,472	US$	4,480	US$	4,584	US$	(104)	125		—
	Cit Equip Coll Tr	²	—	—	4,000	US$	3,884	—		—	4,000	US$	3,925	US$	3,996	US$	(71)	—		—
	Credit Suisse First Boston Mtg	²	—	—	4,353	US$	4,349	—		—	4,090	US$	4,085	US$	4,188	US$	(103)	263		—
	First Un Natl Bk Coml Mtg Tr	²	—	—	4,788	US$	4,715	—		—	4,774	US$	4,780	US$	4,954	US$	(174)	14		—
	Lb Ubs Coml Mtg Tr	²	—	—	3,737	US$	3,495	—		—	3,725	US$	3,537	US$	3,697	US$	(160)	12		—
	Tiaa Seasoned Coml Mtg Tr	²	—	—	3,397	US$	3,163	—		—	3,375	US$	3,283	US$	3,392	US$	(109)	22		—
	Wamu Mtg	²	—	—	3,214	US$	2,925	—		—	3,127	US$	3,106	US$	3,114	US$	(8)	42		—

	Money market funds
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	30,435	US$	30,435	245,938	US$	245,939	275,875	US$	275,875	US$	275,875		—	498	US$	498
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)
	Agency bonds
	Fed Hm Ln Pc Pool 1g1282	Available-for-sale financial assets	—	—	3,215	US$	3,285	—	US$	—	3,179	US$	3,281	US$	3,171	US$	110	36	US$	—
	Fed Hm Ln Pc Pool B19205	²	—	—	5,449	US$	5,501	—		—	5,335	US$	5,511	US$	5,225	US$	286	114		—
	Federal Home Ln Mtg Corp.	²	—	—	3,060	US$	3,108	—		—	3,005	US$	3,078	US$	3,003	US$	75	55		—
	Fnma Pool 257245	²	—	—	3,456	US$	3,513	—		—	3,415	US$	3,513	US$	3,437	US$	76	41		—
	Fnma Pool 691283	²	—	—	2,963	US$	3,039	—		—	2,932	US$	3,028	US$	2,920	US$	108	31		—
	Fnma Pool 888738	²	—	—	3,669	US$	3,776	—		—	3,659	US$	3,828	US$	3,801	US$	27	10		—
	Fnma Pool 888793	²	—	—	4,105	US$	4,242	—		—	4,071	US$	4,265	US$	4,207	US$	58	34		—
	Fed Home Ln Bank	²	—	—	5,000	US$	5,305	—		—	5,000	US$	5,282	US$	5,035	US$	247	—		—
	Federal Farm Cr Bks	²	—	—	3,400	US$	3,610	—		—	3,400	US$	3,590	US$	3,411	US$	179	—		—
	Federal Farm Credit Bank	²	—	—	3,375	US$	3,433	—		—	3,375	US$	3,430	US$	3,370	US$	60	—		—
	Federal Home Ln Bks	²	—	—	3,725	US$	3,854	—		—	3,725	US$	3,852	US$	3,721	US$	131	—		—
	Federal Home Ln Bks	²	—	—	5,000	US$	5,320	—		—	5,000	US$	5,312	US$	5,098	US$	214	—		—
	Federal Home Ln Bks	²	—	—	4,000	US$	4,148	—		—	4,000	US$	4,151	US$	4,136	US$	15	—		—
	Federal Home Ln Mtg	²	—	—	5,000	US$	5,340	—		—	5,000	US$	5,334	US$	5,186	US$	148	—		—
	Federal Home Ln Mtg Corp.	²	—	—	3,340	US$	3,428	—		—	3,340	US$	3,432	US$	3,336	US$	96	—		—
	Federal Home Ln Mtg Corp.	²	—	—	3,500	US$	3,560	—		—	3,500	US$	3,561	US$	3,494	US$	67	—		—
	Federal Home Ln Mtg Corp.	²	—	—	3,500	US$	3,743	—		—	3,500	US$	3,749	US$	3,786	US$	(37)	—		—
	Federal Home Loan Bank	²	—	—	4,500	US$	4,710	—		—	4,500	US$	4,709	US$	4,518	US$	191	—		—
	Federal Natl Mtg Assn	²	—	—	3,700	US$	3,713	—		—	3,700	US$	3,712	US$	3,700	US$	12	—		—
	Federal Natl Mtg Assn	²	—	—	4,000	US$	4,169	—		—	4,000	US$	4,179	US$	4,116	US$	63	—		—
	Federal Natl Mtg Assn	²	—	—	3,500	US$	3,809	—		—	3,500	US$	3,801	US$	3,645	US$	156	—		—
	Federal Natl Mtg Assn	²	—	—	3,750	US$	4,134	—		—	3,750	US$	4,127	US$	4,151	US$	(24)	—		—

	Corporate bonds
	Chase Manhattan Corp. New	Available-for-sale financial assets	—	—	3,250	US$	3,353	—		—	3,250	US$	3,380	US$	3,480	US$	(100)	—		—
	Deutsche Bank Ag London	²	—	—	2,995	US$	3,013	—		—	2,995	US$	3,021	US$	3,041	US$	(20)	—		—
	Morgan Stanley	²	—	—	4,855	US$	4,552	—		—	4,855	US$	4,751	US$	4,768	US$	(17)	—		—
	Wachovia Corp. New	²	—	—	3,130	US$	3,135	—		—	3,130	US$	3,195	US$	3,100	US$	95	—		—
	Wells Fargo + Co. New Med Trm	²	—	—	4,500	US$	4,493	—		—	4,500	US$	4,524	US$	4,282	US$	242	—		—

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities and capital return from subsidiaries.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/ losses on financial assets, translation adjustments or equity in earnings/ losses of equity method investees.
(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
			Purchases/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationships	Sales	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note
TSMC	TSMC North America	Subsidiary	Sales	$61,280,891	53	Net 30 days after invoice date	—	—	$18,436,885	47
	GUC	Investee with a controlling financial interest	Sales	803,180	1	Net 30 days after monthly closing	—	—	279,729	1
	WaferTech	Indirect subsidiary	Purchases	2,012,386	16	Net 30 days after monthly closing	—	—	(480,794)	5
	SSMC	Investee accounted for using equity method	Purchases	1,422,840	11	Net 30 days after monthly closing	—	—	(400,558)	4
	VIS	Investee accounted for using equity method	Purchases	1,399,271	11	Net 30 days after monthly closing	—	—	(735,925)	7
	TSMC China	Subsidiary	Purchases	1,288,201	10	Net 30 days after monthly closing	—	—	(365,620)	4

GUC	TSMC North America	Same parent company	Purchases	391,623	28	Net 30 days after invoice date/net 45 days after monthly closing	—	—	(179,010)	22

XinTec	OmniVision	Parent company of director (represented for XinTec)	Sales	437,434	73	Net 30 days after monthly closing	—	—	202,326	83

Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
JUNE 30, 2009
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
				Turnover Days	Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note 1)	Amounts	Action Taken	Period	Debts
TSMC	TSMC North America	Subsidiary	$18,444,729	45	$5,981,651	—	$8,330,730	$—
	GUC	Investee with a controlling financial interest	433,603	56	—	—	—	—
	VIS	Investee accounted for using equity method	373,849	(Note 2)	16,188	Accelerate demand on account receivable	—	—
	TSMC China	Subsidiary	136,106	(Note 2)	—	—	—	—

XinTec	OmniVision	Parent company of director (represented for XinTec)	202,326	107	2,029	—	112,580	—

Note 1: The calculation of turnover days excludes other receivables from related parties.

Note 2: The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
JUNE 30, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

														Equity in the
												Net Income		Earnings
				Original Investment Amount				Balance as of June 30, 2009				(Losses) of the		(Losses)
				June 30, 2009		December 31, 2008				Carrying		Investee		(Note 1)
				(Foreign		(Foreign				Value (Foreign		(Foreign		(Foreign
				Currencies in		Currencies in		Shares (in	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$42,327,245		$42,327,245	1	100		$46,275,534		$221,327	$221,327	Subsidiary

	TSMC Partners	Tortola, British Virgin Islands	Investment in companies involved in the design, manufacture, and other related business in the semiconductor industry.		31,456,130		31,456,130	988,268	100		32,889,200		(668,969)	(668,969)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		13,232,288		13,232,288	628,223	37		9,209,323		(682,228)	(456,558)	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		5,120,028	314	39		5,744,178		(76,050)	(127,999)	Investee accounted for using equity method

	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		12,180,367		12,180,367	—	100		4,286,079		(2,006,898)	(2,006,326)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		2,593,228		164,078	164,078	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,651,240		1,440,241	—	98		1,418,421		(96,004)	(94,084)	Subsidiary
	XinTec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	92,620	42		1,349,779		(335,684)	(151,889)	Investee with a controlling financial interest

	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	44,904	36		920,198		211,554	75,667	Investee with a controlling financial interest

	VTAF II	Cayman Islands	Investing in new start-up technology companies		1,036,422		1,036,422	—	98		807,446		(173,684)	(170,209)	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		966,596		986,797	—	99		332,124		(82,606)	(82,193)	Subsidiary (Note 3)
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities		15,749		15,749	—	100		141,821		16,778	16,778	Subsidiary (Note 3)
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		132,285		2,360	2,360	Subsidiary (Note 3)
	TSMC Korea	Seoul, Korea	Customer service and technical support activities		13,656		13,656	80	100		16,576		1,526	1,526	Subsidiary (Note 3)

TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	677,274	US$	(12,820)	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investment in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	65,749	US$	(6,947)	Note 2	Investee accounted for using equity method

	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	32,289	US$	32,289	32,289	97	US$	29,763	US$	1,074	Note 2	Subsidiary
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	7,680	US$	7,680	7,680	97	US$	8,924	US$	(1,176)	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	8,630	US$	222	Note 2	Subsidiary (Note 3)
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	2,814	US$	108	Note 2	Subsidiary (Note 3)

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	380,000	US$	380,000	293,637	100	US$	186,304	US$	(18,253)	Note 2	Subsidiary

VisEra Holding Company	VisEra	Hsin-Chu, Taiwan	Manufacturing and selling of electronic parts and providing turn-key services in back-end color filter fabrication, package, test, and optical solutions	US$	91,041	US$	91,041	253,120	89	US$	115,422	US$	(7,781)	Note 2	Subsidiary
(Continued)

														Equity in the
												Net Income		Earnings
				Original Investment Amount				Balance as of June 30, 2009				(Losses) of the		(Losses)
				June 30, 2009		December 31,				Carrying		Investee		(Note 1)
				(Foreign		2008 (Foreign				Value (Foreign		(Foreign		(Foreign
				Currencies in		Currencies in		Shares (in	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note
VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	1,705	US$	1,705	4,590	51	US$	1,172	US$	(436)	Note 2	Subsidiary (Note 3)
	Aiconn Technology Corp.	Taipei, Taiwan	Wholesaling telecommunication equipments, and manufacturing wired and wireless communication equipments		—		—	4,500	41	US$	830	US$	(560)	Note 2	Investee accounted for using equity method (Note 3)
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	1,550	US$	700	—	100	US$	887	US$	(63)	Note 2	Subsidiary (Note 3)
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	68		—		—	Note 2	Subsidiary (Note 3)

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	24		—		—	Note 2	Subsidiary (Note 3)

GUC	GUC-NA	U.S.A.	Consulting services in main products	US$	800	US$	800	800	100		35,618		1,624	Note 2	Subsidiary (Note 3)
	GUC-Japan	Japan	Consulting services in main products	JPY	30,000	JPY	30,000	1	100		12,101		931	Note 2	Subsidiary (Note 3)
	GUC-Europe	The Netherlands	Consulting services in main products	EUR	100	EUR	50	—	100		5,137		248	Note 2	Subsidiary (Note 3)
	GUC-BVI	British Virgin Islands	Investment activities	US$	50		—	50	100		1,641		—	Note 2	Subsidiary (Note 3)

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	8		—		—	Note 2	Subsidiary (Note 3)

Note 1:	Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.

Note 2:	The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/ losses of the investor company.

Note 3:	Equity in earnings/losses was determined based on the unaudited financial statements.
(Concluded)

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment
				from Taiwan			from Taiwan				Accumulated
		Total Amount of		as of			as of		Equity in the		Inward
		Paid-in Capital		January 1, 2009			June 30, 2009		Earnings	Carrying Value	Remittance of
	Main Businesses and	(RMB in	Method of	(US$ in	Investment Flows		(US$ in	Percentage of	(Losses)	as of	Earnings as of
Investee Company	Products	Thousand)	Investment	Thousand)	Outflow	Inflow	Thousand)	Ownership	(Note 2)	June 30, 2009	June 30, 2009
TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367 (RMB3,070,623)	(Note 1)	$12,180,367 (US$371,000)	$—	$—	$12,180,367 (US$371,000)	100%	$(2,006,326)	$4,286,079	$—

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of June 30, 2009	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
$12,180,367 (US$371,000)	$12,180,367 (US$371,000)	$12,180,367 (US$371,000)

Note 1:	Direct investments US$371,000 thousand in TSMC China.

Note 2:	Amount was recognized based on the audited financial statements.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INTERCOMPANY BUSINESS RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)
A. FOR THE SIX MONTHS ENDED JUNE 30, 2009

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statement Item	Amount	(Note 2)	Sales or Total Assets
0	TSMC	TSMC North America	1	Sales	$61,280,891	—	52%
				Receivables from related parties	18,436,885	—	3%
				Other receivables from related parties	7,844	—	—
				Payables to related parties	6,493	—	—
		TSMC China	1	Sales	31,219	—	—
				Purchases	1,288,201	—	1%
				Gain on disposal of property, plant and equipment	93,444	—	—
				Technical service income	3,742	—	—
				Other receivables from related parties	136,106	—	—
				Payables to related parties	365,620	—	—
				Deferred credits	90,452	—	—
		TSMC Japan	1	Marketing expenses - commission	104,755	—	—
				Payables to related parties	55,881	—	—
		TSMC Europe	1	Marketing expenses - commission	151,844	—	—
				Research and development expenses	6,475	—	—
				Payables to related parties	36,465	—	—
		TSMC Korea	1	Marketing expenses - commission	6,336	—	—
				Payables to related parties	1,164	—	—
		GUC	1	Sales	803,180	—	1%
				Research and development expenses	18,014	—	—
				Receivables from related parties	279,729	—	—
				Other receivables from related parties	153,874	—	—
		TSMC Technology	1	Research and development expenses	179,751	—	—
				Payables to related parties	123,536	—	—
		WaferTech	1	Sales	2,935	—	—
				Purchases	2,012,386	—	2%
				Other receivables from related parties	14,732	—	—
				Payables to related parties	480,794	—	—
		XinTec	1	Proceeds from disposal of property, plant and equipment	58,540	—	—
				Other receivables from related parties	70,823	—	—
		TSMC Canada	1	Research and development expenses	76,380	—	—
				Other receivables from related parties	12,853	—	—
(Continued)

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statement Item	Amount	(Note 2)	Sales or Total Assets
2	GUC	TSMC North America	3	Purchases	$391,623	—	—
				Manufacturing overhead	175,373	—	—
				Payables to related parties	179,010	—	—
		GUC-NA	3	Operating expenses	74,761	—	—
				Accrued expenses	11,637	—	—
		GUC-Japan	3	Operating expenses	19,527	—	—
				Accrued expenses	3,071	—	—
		GUC-Europe	3	Operating expenses	5,234	—	—
				Accrued expenses	2,518	—	—

Note 1:	No. 1 represents transactions between parent company to subsidiaries.

No. 3 represents transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.
(Continued)

B. FOR THE SIX MONTHS ENDED JUNE 30, 2008

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statement Item	Amount	(Note 2)	Sales or Total Assets
0	TSMC	TSMC North America	1	Sales	$103,800,578	—	58%
				Receivables from related parties	23,871,291	—	4%
				Other receivables from related parties	28,677	—	—
				Payables to related parties	3,681	—	—
		TSMC China	1	Sales	46,661	—	—
				Purchases	2,650,161	—	2%
				Proceeds from disposal of property, plant and equipment	1,871,252	—	1%
				Gain on disposal of property, plant and equipment	103,421	—	—
				Technical service income	58,102	—	—
				Other receivables from related parties	191,032	—	—
				Payables to related parties	476,025	—	—
				Deferred credits	277,340	—	—
		TSMC Japan	1	Marketing expenses - commission	116,844	—	—
				Payables to related parties	40,414	—	—
		TSMC Europe	1	Marketing expenses - commission	184,005	—	—
				Payables to related parties	42,540	—	—
		TSMC Korea	1	Marketing expenses - commission	9,837	—	—
				Other receivables from related parties	3,068	—	—
				Payables to related parties	2,716	—	—
		GUC	1	Sales	662,720	—	—
				General and administrative expenses - rental	525	—	—
				Research and development expenses	11,883	—	—
				Receivables from related parties	286,529	—	—
				Other receivables from related parties	140,489	—	—
				Payables to related parties	9,499	—	—
		TSMC Technology	1	Payables to related parties	52,761	—	—
				Research and development expenses	167,355	—	—
		WaferTech	1	Sales	4,848	—	—
				Purchases	4,410,290	—	3%
				Proceeds from disposal of property, plant and equipment	10,645	—	—
				Other receivables from related parties	22,526	—	—
				Payables to related parties	666,082	—	—
		XinTec	1	Other receivables from related parties	18,214	—	—
		TSMC Canada	1	Research and development expenses	95,549	—	—
1	TSMC Partners	TSMC International	3	Other receivables	7,527,792	—	1%
				Deferred revenue	7,527,792	—	1%
(Continued)

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statement Item	Amount	(Note 2)	Sales or Total Assets
2	GUC	TSMC North America	3	Purchases	$974,101	—	1%
				Manufacturing overhead	141,382	—	—
				Operating expenses	1,458	—	—
				Payables to related parties	121,935	—	—
		GUC-NA	3	Operating expenses	43,492	—	—
				Accrued expenses	12,828	—	—
		GUC-Japan	3	Operating expenses	12,889	—	—
				Accrued expenses	1,687	—	—

Note 1:	No. 1 represents transactions between parent company to subsidiaries.

No. 3 represents transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.
(Concluded)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: August 20, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer